TURQUOISE HILL RESOURCES LTD.

Annual Information Form

For the year ended

December 31, 2016

Dated March 23, 2017

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO U.S. INVESTORS	4

INTERPRETATION INFORMATION	5

CURRENCY AND EXCHANGE RATES	5
DEFINITIONS	6
CONVERSION FACTORS	9
GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS	9

CORPORATE STRUCTURE	10

NAME, ADDRESS AND INCORPORATION	10
INTER-CORPORATE RELATIONSHIPS	10

GENERAL DEVELOPMENT OF THE BUSINESS	11

OVERVIEW	11
THREE YEAR HISTORY	11
AGREEMENTS WITH RIO TINTO	17
AGREEMENTS WITH THE GOVERNMENT OF MONGOLIA	20
HEALTH, SAFETY, ENVIRONMENT AND COMMUNITIES	26

RISK FACTORS	28

DESCRIPTION OF THE BUSINESS	45

QUALIFIED PERSONS	45
OVERVIEW	45
OTHER PROJECTS	77
OTHER INFORMATION	77

DIVIDENDS	78

DESCRIPTION OF CAPITAL STRUCTURE	78

COMMON SHARES	78
PREFERRED SHARES	78

MARKET FOR SECURITIES	79

DIRECTORS AND OFFICERS	80

NAME AND OCCUPATION	80
SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS	81
COMMITTEES OF THE BOARD OF DIRECTORS	81
CONFLICTS OF INTEREST	82
AUDIT COMMITTEE INFORMATION	82

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	82

TRANSFER AGENT AND REGISTRAR	83

MATERIAL CONTRACTS	83

INTERESTS OF EXPERTS	84

ADDITIONAL INFORMATION	84

PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this annual information form (“AIF”) is given as at or for the year ended December 31, 2016. All references to the “Corporation” and to “Turquoise Hill” herein refer to Turquoise Hill Resources Ltd. and, where the context so requires, includes its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this AIF, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States (“U.S.”) Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Corporation’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued development of Oyu Tolgoi, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source (or availability of finance for the Corporation to construct such a source) for Oyu Tolgoi; the ability to draw down on the supplemental debt under the Project Finance Facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Corporation to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Statutory Feasibility Study and the 2016 OTTR); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved Commercial Production, there is no assurance that future development activities will result in profitable mining operations.

This AIF also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this AIF are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Corporation uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

In addition, see “Cautionary Note to U.S. Investors” in this respect.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Corporation’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of this AIF.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of this AIF that may affect future results is not exhaustive. When relying on the Corporation’s forward-looking statements and information to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this AIF are made as of the date of this document and the Corporation does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this AIF are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

INTERPRETATION INFORMATION

Currency and Exchange Rates

In this AIF, all dollar amounts are quoted in U.S. dollars unless otherwise indicated. References to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars.

The Bank of Canada noon exchange rates for the conversion of one U.S. dollar using Canadian dollars were as follows during the indicated periods:

(Stated in C$)

	Year Ended December 31,
	2016	2015	2014
End of period	1.3427	1.3840	1.1601
High for the period	1.4589	1.3990	1.1643
Low for the period	1.2544	1.1728	1.0614
Average for the period	1.3248	1.2787	1.1045

The Bank of Canada noon exchange rate on March 23, 2017 for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.33 (one Canadian dollar on that date equalled US$0.75).

Definitions

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings assigned to them below. Other capitalized terms used in this AIF and defined elsewhere in the text of this AIF shall have the definitions assigned to such terms elsewhere in this AIF and, unless otherwise indicated, shall have such meaning throughout this AIF. Certain other scientific and technical terms and abbreviations used in this AIF are defined under the section headed “Interpretation Information – Glossary of Technical Terms and Abbreviations”.

“2014 OTTR”	means the NI 43-101 compliant technical report titled “Oyu Tolgoi 2014 Technical Report”, prepared by OreWin Pty Ltd. with an effective date of September 20, 2014.

“2016 OTTR”	means the NI 43-101 compliant technical report titled “Oyu Tolgoi 2016 Technical Report”, prepared by OreWin Pty Ltd. with an effective date of October 21, 2016.

“ARSHA”

means the Amended and Restated Shareholders’ Agreement dated June 8, 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC.

“ASX”	means the Australian Stock Exchange.

“Board of Directors”	means the board of directors of the Corporation, as constituted from time to time.

“Canadian Securities Authorities”	means the securities commissions or similar securities regulatory authorities in the various provinces and territories of Canada.

“Commercial Production”

means the first day of the month following the month in which regular shipments to customers first occurred after achievement of 70% of planned concentrator throughput for a continuous period of 30 days, based on design capacity at that stage of construction for Oyu Tolgoi, and was achieved in September 2013.

“Common Shares”	means common shares in the capital of the Corporation.

“Entrée Earn-in Agreement”	means the equity participation and earn-in agreement dated October 15, 2004, as amended on November 9, 2004, between Entrée Gold and the Corporation.

“Entrée Gold”	means Entrée Gold Inc.

“Entrée Gold Joint Venture”

means the joint venture between Oyu Tolgoi LLC and Entrée Gold contemplated by the Entrée Earn-in Agreement in respect of a portion of the Hugo North Extension in which (i) Oyu Tolgoi LLC holds an 80% interest and Entrée Gold holds a 20% interest in minerals below 560 m, and (ii) Oyu Tolgoi LLC holds a 70% interest and Entrée Gold holds a 30% interest in minerals above 560 m.

“Erdenes”	means either Erdenes MGL LLC or Erdenes OT LLC, as the context requires, each a company owned by the Government of Mongolia.

“ESIA”	means Environmental and Social Impact Assessment.

“Government of Mongolia”	means the political apparatus of Mongolia at the local, regional and/or national levels, as the context requires.

“Heruga”	means the Heruga mineral deposit of Oyu Tolgoi.

“Hugo Dummett Deposits”	means collectively, the Hugo North, the Hugo South and the Hugo North Extension mineral deposits of Oyu Tolgoi.

“Hugo North”	means the Hugo North mineral deposit of Oyu Tolgoi.

“Hugo North Extension”	means the Hugo North Extension deposit of Oyu Tolgoi, representing the extension of the Hugo Dummett Deposits into the area that is the subject of the Entrée Gold Joint Venture.

“Hugo South”	means the Hugo South mineral deposit of Oyu Tolgoi.

“Investment Agreement”	means the Investment Agreement dated October 6, 2009 among the Government of Mongolia, Oyu Tolgoi LLC, the Corporation and RTIH in respect of Oyu Tolgoi.

“LIBOR”	means the London Interbank Offered Rate, the rate charged by one bank to another for lending money.

“MD&A”	means the Corporation’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016.

“NASDAQ”	means the NASDAQ Stock Market.

“NSR”	means net smelter royalty.

“NYSE”	means the New York Stock Exchange.

“Oyu Tolgoi LLC”	means Oyu Tolgoi LLC, formerly Ivanhoe Mines Mongolia Inc. LLC.

“Oyu Tolgoi”

means the Corporation’s copper and gold project located in the Southern Gobi region of Mongolia, which is being developed by Oyu Tolgoi LLC, and consists of a series of deposits containing copper, gold, silver and molybdenum, including the Oyut open pit mine and/or underground development, as the context requires.

“Oyu Tolgoi Project Financing”	means project financing for the development of Oyu Tolgoi.

“Oyu Tolgoi Shareholder Holdcos”

means THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.) and Oyu Tolgoi Netherlands B.V., the two indirect, wholly-owned subsidiaries through which the Corporation holds its interest in Oyu Tolgoi LLC.

“Oyut”	means the open pit at Oyu Tolgoi.

“Preferred Shares”	means preferred shares in the capital of the Corporation.

“Rio Tinto”	means, collectively, Rio Tinto plc and its affiliates or, where appropriate, one of its affiliates, excluding Turquoise Hill Group.

“RTIH”	means Rio Tinto International Holdings Limited, a Corporation

incorporated under the laws of England and Wales and a member of Rio Tinto, and where the context requires, also refers to its subsidiaries, 46117 Yukon Inc. and 535630 Yukon Inc.

“RTSEA”	means Rio Tinto South East Asia Limited, an affiliate of RTIH.

“SEC”	means the United States Securities and Exchange Commission.

“Statutory Feasibility Study”	means the feasibility study filed by Oyu Tolgoi LLC in March 2015, as subsequently updated by Oyu Tolgoi LLC with the Mongolian Minerals Council in August 2015 and completed in May 2016.

“Turquoise Hill Group”	means, collectively, Turquoise Hill and its subsidiaries or a group of subsidiaries, as the context requires.

“TSX”	means the Toronto Stock Exchange.

“Underground Plan”

means the Oyu Tolgoi Underground Mine Development and Financing Plan dated May 18, 2015 among the Government of Mongolia, Erdenes, Turquoise Hill, THR Oyu Tolgoi Ltd., Oyu Tolgoi Netherlands B.V., RTIH and Oyu Tolgoi LLC.

“YBCA”	means the Business Corporations Act (Yukon).

Conversion Factors

For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.471 acres	1 ha	0.405 ha	1 acre
3.280 feet	1 m	0.305 m	1 foot
0.621 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.104 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton (short)
0.029 ounces (troy)/ton	1 gram/tonne	34.286 grams/tonne	1 ounce (troy)/ton

Glossary of Technical Terms and Abbreviations

Certain scientific and technical terms and abbreviations used in this AIF are defined in the glossary of technical terms and abbreviations attached as Schedule B to this AIF.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Corporation changed its name to Indochina Goldfields Ltd. In March 1994, the Corporation increased its authorized capital from 10,000 Common Shares to 100,000,000 Common Shares and created 100,000,000 Preferred Shares. In February 1995, the Corporation was continued under the YBCA. In July 1997, the Corporation increased its authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares. In June 1999, the Corporation changed its name to “Ivanhoe Mines Ltd.”. In August 2012, the Corporation changed its name to “Turquoise Hill Resources Ltd.”.

The Corporation’s head office is located at 354 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The Corporation’s registered office is located at 300 - 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Inter-Corporate Relationships

The following sets forth, as of the date of this AIF, the name, jurisdiction of incorporation and the voting equity ownership interest of the Corporation in each of the subsidiaries through which the Corporation ultimately owns its interest in Oyu Tolgoi LLC. These subsidiaries are presented in descending order according to the chain of voting equity ownership. Accordingly, the first subsidiary presented in each group is owned directly by the Corporation and the voting equity ownership interest of the Corporation in that subsidiary is shown in the right hand column opposite its name and jurisdiction of incorporation. The voting equity ownership interest shown in respect of each other subsidiary is, except as otherwise indicated, that of the subsidiary listed immediately above it. The Corporation’s 66% voting equity ownership in Oyu Tolgoi LLC, which owns Oyu Tolgoi, the Corporation’s only material property as of the date of this AIF, is held between two groups of subsidiaries.

Oyu Tolgoi LLC Group One Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
THR Delaware Holdings, LLC (formerly Ivanhoe Mines Delaware Holdings, LLC)	Delaware	100%
THR Aruba Holdings LLC A.V.V. (formerly Ivanhoe Mines Aruba Holdings LLC A.V.V.)	Aruba	100%
THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.)	British Virgin Islands	100%
Oyu Tolgoi LLC	Mongolia	0.21%

Oyu Tolgoi LLC Group Two Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
THR Mines (BC) Ltd. (formerly Ivanhoe OT Mines Ltd.)	British Columbia	100%
Turquoise Hill Netherlands Coöperatief U.A.	Netherlands	100%
Oyu Tolgoi Netherlands B.V.	Netherlands	100%
Oyu Tolgoi LLC	Mongolia	65.79%

Additional direct and indirect subsidiaries of the Corporation (i) holding, individually, 10% or less, and in the aggregate, 20% or less of the Corporation’s consolidated assets, and (ii) generating, individually, 10% or less, and in the aggregate, 20% or less of the Corporation’s consolidated sales and operating revenues, in each case, as at and for the year ended December 31, 2016, have been omitted.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Corporation’s principal and only material mineral resource property. Oyu Tolgoi is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes.

Three Year History

2014

In January 2014, the Corporation completed a rights offering (the “2013 Rights Offering”), issuing a total of 1,006,116,602 Common Shares for aggregate gross proceeds of approximately $2.4 billion. Approximately 99.3% of the Common Shares were issued in the basic subscription of the 2013 Rights Offering with the balance being issued in the additional subscription. The net proceeds from the 2013 Rights Offering were primarily used to repay all outstanding amounts under the Corporation’s $1.8 billion non-revolving interim funding facility with RTSEA, as lender, and the Corporation’s secured $600 million bridge funding facility with RTSEA, as lender, and expenses associated therewith and with the 2013 Rights Offering.

In February 2014, the Corporation announced that concentrator production rates had been impacted by various post-commissioning issues including the failure of the rake blades in two tailings thickeners. This resulted in the shutdown of one line in the concentrators for a period of seven weeks to repair both thickeners.

In March 2014, the Corporation announced that it was continuing to work together with Rio Tinto and the Government of Mongolia with the aim of resolving outstanding shareholder matters and finalizing Oyu Tolgoi Project Financing. The Corporation stated that progress was being made and some matters had been resolved. All parties remained committed to further development of Oyu Tolgoi. As described later in this section of the AIF, the Corporation has now signed the Underground Plan which addresses the key outstanding shareholder matters. For more information on the Underground Plan, see “General Development of the Business – Agreements with the Government of Mongolia – Underground Plan”.

In May 2014, the Corporation announced that Rowena Albones, Jill Gardiner, Peter Gillin, Dr. David Klingner, Kay Priestly, Russel C. Robertson and Jeff Tygesen – being the nominees set forth in the management proxy circular dated March 26, 2014 – had been elected as directors of Turquoise Hill at the Corporation’s annual meeting of shareholders held on May 8, 2014. Directors Virginia Flood, Isabelle Hudon, Warren Goodman and Charles Lenegan did not stand for re-election.

In May 2014, the Corporation announced that Steeve Thibeault was to replace Christopher Bateman as the Chief Financial Officer of the Corporation effective June 1, 2014.

In June 2014, the Corporation announced that Oyu Tolgoi LLC had received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine. The Corporation further announced that a notice of dispute with the Government of Mongolia had been filed following receipt of the audit report from the Mongolian Tax Authority. As described later in this section of the AIF, Oyu Tolgoi LLC subsequently received a written decision from the Mongolian Tax Authority reducing the amount claimed to be payable by Oyu Tolgoi LLC.

In August 2014, the Corporation announced that, following the sending of extension requests to all project finance lenders in April 2014, all of the 15 global banks participating in the Oyu Tolgoi Project Financing had agreed to extend their respective commitment letters for the financing of the underground development at Oyu Tolgoi to September 30, 2014. In addition, Export Development Canada, the European Bank of Reconstruction and Development, the International Finance Corporation, the Export-Import Bank of the United States, as well as the Australian Export Finance and Insurance Corporation, also had conditional board approvals to close the financing. As described below, Oyu Tolgoi LLC has now entered into the Project Finance Facility. For more information on the Project Finance Facility and on the material agreements entered into by the Corporation in connection therewith, see “General Description of the Business – Three Year History – 2015” and “Turquoise Hill Financing Support Agreement”, “Oyu Tolgoi Financing Support Agreement” and “Cash Management Services Agreement” under the heading “General Development of the Business – Agreements with Rio Tinto”, respectively.

In August 2014, the Corporation announced that Oyu Tolgoi LLC signed a Power Sector Cooperation Agreement with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The agreement laid out a framework for long-term strategic cooperation between the Government of Mongolia and Oyu Tolgoi LLC to deliver a comprehensive energy plan for the South Gobi region.

In September 2014, the Corporation announced that the Oyu Tolgoi concentrator experienced a failure of the rake arms in one of the two tailings thickeners. An investigation found that operational issues combined with fabrication-quality problems led to the failure. The repair and re-commissioning of the tailings thickeners was completed on September 30, 2014. During the repair period, the concentrator continued to run at approximately 60% throughput.

In September 2014, the Corporation announced that Oyu Tolgoi LLC had received a written decision from the Mongolian Tax Authority. The tax ruling reduced the amount of tax, interest and penalties claimed to be payable by Oyu Tolgoi LLC from approximately $127 million to approximately $30 million. In connection with the entering into of the Underground Plan, Oyu Tolgoi has, in a separate agreement with the Government of Mongolia, agreed, without accepting liability and without creating a precedent, to pay the amount of the determination by way of settlement to resolve this tax matter. For more information on the Underground Plan, see “General Development of the Business – Agreements with the Government of Mongolia –Underground Plan”.

In September 2014, the Corporation announced that the Statutory Feasibility Study was finalized and presented to the board of directors of Oyu Tolgoi LLC, and in October 2014, the Corporation announced that it had filed the 2014 OTTR.

In October 2014, the Corporation announced the appointment of Dr. James W. Gill to the Board of Directors as an independent director effective November 1, 2014.

In November 2014, the Corporation stated that it was continuing to engage with the proposed project financing lender group and was keeping both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. Commitments from the commercial bank consortium formally expired on September 30, 2014. The Corporation indicated that timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. As described below, Oyu Tolgoi LLC has now entered into the Project Finance Facility. For more information on the Project Finance Facility and on the material agreements entered into by the Corporation in connection therewith, see “General Description of the Business – Three Year History – 2015” and “Turquoise Hill Financing Support Agreement”, “Oyu Tolgoi Financing Support Agreement” and “Cash Management Services Agreement” under the heading “General Development of the Business – Agreements with Rio Tinto”, respectively.

In November 2014, the Corporation announced the retirement of Chair Dr. David Klingner, effective January 1, 2015, and Chief Executive Officer Kay Priestly, effective December 1, 2014. Jill Gardiner and current director Jeff Tygesen were appointed Chair of the Board of Directors and Chief Executive Officer of the Corporation, respectively. Ms. Priestly remained on the Board of Directors until December 31, 2014. Effective January 1, 2015, Dr. Craig Stegman was appointed as a director to fill the vacancy following Ms. Priestly’s retirement. In addition, effective January 1, 2015, director Russel C. Robertson took over as Chair of the Corporation’s Audit Committee and Ms. Gardiner took over as Chair of the Corporation’s Nominating and Corporate Governance Committee.

In December 2014, Turquoise Hill announced that there had been a fire in one of the ball mill cyclone packs at the Oyu Tolgoi concentrator. There were no injuries. Following completed inspections, the concentrator returned to service using the other mills and cyclone packs. Repairs from the fire were completed on January 2, 2015 and the concentrator returned to full production shortly thereafter.

In 2014, Oyu Tolgoi LLC produced 148,400 t of copper and 589,000 oz of gold in concentrates and, under International Financial Reporting Standards (“IFRS”), recorded net revenue of approximately $1.7 billion in sales on 733,700 t of concentrates, reflecting Oyu Tolgoi’s first full year of production. Recoveries improved through 2014, driven by both operational improvements and the increased ore grades as Oyu Tolgoi developed the high grade zone in the last half of 2014. Marketing and logistics improvements allowed concentrate inventories to be drawn down to normal levels by the end of 2014.

2015

In February 2015, the Corporation announced that it had entered into a sale and purchase agreement with Novel Sunrise Investments Limited (“Novel Sunrise”), pursuant to which Turquoise Hill agreed to sell 48,705,155 common shares of SouthGobi Resources Ltd. (“SouthGobi”) at a price of C$0.35 per common share. The sale was completed in April 2015. The Corporation was also granted a put option to sell to Novel Sunrise up to an additional 1,671,985 common shares at the same price of C$0.35 per common share, which put option was exercised by the Corporation in full in June 2015. Following the acquisition of certain additional common shares of SouthGobi by China Investment Corporation in November 2015 and on-market sales of common shares of SouthGobi by the Corporation between April and December, 2015, the Corporation’s ownership stake in SouthGobi was reduced to 19.2% as at December 31, 2015. As described below, the Corporation has now disposed of its remaining stake in SouthGobi and, as a result, no longer holds any shares in SouthGobi as of October 2016.

In February 2015, Oyu Tolgoi LLC produced its one millionth tonne of concentrate.

In March 2015, the Corporation announced that Oyu Tolgoi LLC had filed the Statutory Feasibility Study with the Mongolian Minerals Council.

In May 2015, the Corporation announced that Rowena Albones, Jill Gardiner, Dr. James W. Gill, Peter Gillin, Russel C. Robertson, Dr. Craig Stegman and Jeff Tygesen – being the nominees set forth in the management proxy circular dated March 20, 2015 – had been elected as directors of Turquoise Hill at the Corporation’s annual meeting of shareholders held on May 8, 2015.

In May 2015, the Corporation announced the signing of the Underground Plan by the Government of Mongolia, Turquoise Hill and Rio Tinto. The Underground Plan provides a pathway forward in addressing outstanding shareholder matters to restart underground development at Oyu Tolgoi. The Underground Plan confirmed the project cost for Oyu Tolgoi’s initial construction and development and reinforces the principles set out in the Investment Agreement and the ARSHA. The Corporation further announced that the Underground Plan and certain related agreements addressed key outstanding matters including the following specific items: tax matters, the 2% NSR, sales royalty calculation and management services payments. The agreements also address the sourcing of power for Oyu Tolgoi from within Mongolia. The overall value impact for the Corporation in connection with the agreements is less than 2% of the value of the reserve case of $7.4 billion reflected in the 2014 OTTR. For more information on the Underground Plan, see “General Development of the Business – Agreements with the Government of Mongolia – Underground Plan”.

In August 2015, the Corporation announced that Oyu Tolgoi LLC had filed revised schedules for the Statutory Feasibility Study with the Mongolian Minerals Council. The filing also aligned the

Statutory Feasibility Study with the Underground Plan. The Mongolian Minerals Council had already tentatively accepted the Statutory Feasibility Study filed in March 2015, pending a revision of its schedules and alignment with the Underground Plan. The Corporation further announced that funding for pre-start activities had been approved, in order to ensure the project is ramped back into production as soon as possible, while not making contract commitments ahead of completing the full project approval. The funding covered work scheduled to take place before the formal notice to proceed approval, which the Corporation later announced was received by the Board of Directors and the board of directors of Rio Tinto and Oyu Tolgoi LLC in May 2016. Underground construction began in mid-2016.

In September 2015, the Corporation noted the signing by the Government of Mongolia of the request of the Multilateral Investment Guarantee Agency for host country approval with respect to guarantees to be issued by the Multilateral Investment Guarantee Agency in connection with the Oyu Tolgoi Project Financing.

In September 2015, the Corporation announced the resignation of Stewart Beckman, Senior Vice President, Operations and Technical Development, effective October 1, 2015.

In December 2015, the Corporation announced that Oyu Tolgoi LLC had signed a $4.4 billion project finance facility (the “Project Finance Facility”). The Project Finance Facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. As described further below, as of December 2016, Oyu Tolgoi LLC had drawn down approximately $4.3 billion of the Project Finance Facility. Substantially all net proceeds from the Project Finance Facility, after fees and taxes, comprising tranches drawn prior to June 30, 2016, were used by Oyu Tolgoi LLC to pay down shareholder loans payable to Turquoise Hill, and are available to be re-drawn by Oyu Tolgoi LLC for the development of the underground mine. Net proceeds not used to pay down shareholder loans, drawn down in smaller tranches after June 30, 2016, are retained by Oyu Tolgoi LLC for ongoing underground development. For information on the material agreements entered into by the Corporation in connection with the Project Finance Facility, see “Turquoise Hill Financing Support Agreement”, “Oyu Tolgoi Financing Support Agreement” and “Cash Management Services Agreement” under the heading “General Development of the Business – Agreements with Rio Tinto”.

In 2015, Oyu Tolgoi LLC produced 202,200 t of copper, exceeding the Corporation’s guidance of 175,000 to 195,000 t and produced 653,000 ounces of gold, meeting 2015 guidance of 600,000 to 700,000 ounces. It recorded net revenue of approximately $1.6 billion in sales on approximately 820,000 t of concentrates. Mill throughput increased by 23.9% compared to 2014 driven by operational improvements.

2016

In January 2016, the Corporation announced the appointment of Brendan Lane as Vice President, Operations and Development effective February 1, 2016.

In May 2016, the Corporation announced that Rowena Albones, Jill Gardiner, Dr. James W. Gill, Peter Gillin, Russel C. Robertson, Dr. Craig Stegman and Jeff Tygesen – being the nominees set forth in the management proxy circular dated March 15, 2016 – had been elected as directors of Turquoise Hill at the Corporation’s annual meeting of shareholders held on May 2, 2016.

In May 2016, the Corporation announced that Oyu Tolgoi LLC had received the formal notice to proceed approval by the Board of Directors and each of the boards of directors of Rio Tinto and Oyu Tolgoi LLC, which was the final requirement for the re-start of underground development and, as part of that process, the Statutory Feasibility Study had been completed. The underground construction began in mid-2016.

In June 2016, Oyu Tolgoi LLC had drawn down approximately $4.3 billion of the Project Finance Facility and steps were taken to finalize the drawdown of the additional $0.1 billion. As of December 31, 2016, Oyu Tolgoi LLC had drawn down approximately $4.3 billion of the Project Finance Facility. As noted above, substantially all net project finance proceeds were used by Oyu Tolgoi LLC to pay down shareholder loans payable to Turquoise Hill, and are available to be re-drawn by Oyu Tolgoi LLC for the development of the underground mine with smaller amounts drawn under the Project Finance Facility since June 30, 2016 being retained by Oyu Tolgoi LLC for ongoing underground development. The Corporation also announced that it had signed a contract with Jacobs Engineering Group to provide engineering, procurement and construction management services for underground development, paving the way for construction to begin. For more information on the Project Finance Facility and on the material agreements entered into by the Corporation in connection therewith, see “General Description of the Business – Three Year History – 2015” and “Turquoise Hill Financing Support Agreement”, “Oyu Tolgoi Financing Support Agreement” and “Cash Management Services Agreement” under the heading “General Development of the Business – Agreements with Rio Tinto”, respectively.

In September 2016, the Corporation announced that it had disposed of 375,000 common shares of SouthGobi, bringing the Corporation’s stake in SouthGobi down to 9.9198%. The Corporation completed the sale of its remaining stake in SouthGobi in October 2016 and, as a result, no longer holds any shares in SouthGobi.

In October 2016, the Corporation announced that it had filed the 2016 OTTR, which updated the 2014 OTTR.

In November 2016 the Corporation announced the retirement of Chair Jill Gardiner effective December 31, 2016. Current director Peter Gillin was appointed as Chairman of the Board of Directors effective January 1, 2017.

In December 2016, the Corporation announced that Oyu Tolgoi LLC had stopped concentrate shipments to the Chinese border following a new requirement at the Chinese-Mongolian border to utilize one joint coal and concentrate crossing route. The new requirement had led to safety and security concerns as well as unreasonably long waiting times to cross the border. Two weeks later, the Corporation announced that Oyu Tolgoi LLC had resumed concentrate shipments and that, following engagement with the Chinese and Mongolian authorities, Oyu Tolgoi LLC will follow a new joint coal and concentrate crossing route at the Chinese-Mongolian border. Production at the Oyu Tolgoi mine was unaffected during the temporary shipment suspension.

2017 to Date

In January 2017, the Corporation announced the appointment of Maryse Saint-Laurent, ICD.D, to the Board of Directors as an independent director effective January 4, 2017.

In February 2017, the Corporation announced the retirement of its Chief Financial Officer, Steeve Thibeault effective May 23, 2017.

Agreements with Rio Tinto

In 2006, the Corporation identified RTIH as a strategic investor to support development of Oyu Tolgoi. The parties have entered into a series of agreements since 2006 pursuant to which RTIH has provided equity and debt financing to fund ongoing development of Oyu Tolgoi and operations of the Corporation. Since 2006, RTIH, together with other Rio Tinto affiliates, has acquired a 50.8% majority interest in Turquoise Hill, and is responsible for the day-to-day operational management and development of Oyu Tolgoi.

Private Placement Agreement

In October 2006, Turquoise Hill and RTIH entered into a private placement agreement (as amended, the “Private Placement Agreement”), which provided for the initial equity investment by RTIH in the Corporation, by way of two tranches, the first of which closed in October 2006 and the second of which closed in October 2009. RTIH was also granted pre-emptive rights entitling RTIH to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage shareholding interest in the Corporation on economic terms equivalent to those upon which any such Common Shares are issued to third parties. RTIH’s pre-emptive rights remain in effect. RTIH and the Corporation also agreed to establish a committee through which RTIH and the Corporation consult with one another in good faith and use reasonable efforts to reach a consensus with respect to the objectives, procedures, methods and actions to be taken in furtherance of the development, operation and management of Oyu Tolgoi (the “Technical Committee”). The Technical Committee consists of two members appointed by RTIH, two members appointed by the Corporation and a chair appointed by RTIH. The foregoing is a summary only and is qualified in its entirety by reference to the Private Placement Agreement, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

HoA

In December 2010, Turquoise Hill and RTIH entered into a heads of agreement (as amended, the “HoA”), whereby Turquoise Hill and RTIH agreed to, among other things, RTIH’s support and full participation in a rights offering which was completed by the Corporation in February 2011, the financing and management of Oyu Tolgoi, replacing or amending certain contractual obligations under the Private Placement Agreement and acting together diligently and in good faith to negotiate the Oyu Tolgoi Project Financing. The Corporation and RTIH further agreed to cause three nominees from each of the Corporation and RTIH to be appointed as the directors of Oyu Tolgoi LLC reserved for the Oyu Tolgoi Shareholder Holdcos under the ARSHA. These nominees must exercise their voting rights under the ARSHA in accordance with instructions given by an operating committee (the “Operating Committee”) which is comprised of two nominees from each of the Corporation and RTIH, with a RTIH nominee serving as chairman. All decisions of the Operating Committee, other than decisions in respect of certain defined special matters, require a majority vote of the members with a casting vote of the chairman in the case of a tie. Decisions in respect of certain “special matters” require a unanimous vote of the members of the Operating Committee. RTIH was also granted the right to appoint an affiliate to manage Oyu Tolgoi pursuant to the terms of a management agreement. The foregoing is a summary of certain terms of such agreement only and is qualified in its entirety by reference to the HoA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

2012 MoA

In April 2012, the Corporation, RTIH and RTSEA entered into a memorandum of agreement, which was subsequently amended in May 2012 (as amended, the “2012 MoA”). The 2012 MoA contemplated, among other things, RTIH’s support and full participation in a rights offering which was completed by the Corporation in July 2012, a comprehensive financing plan intended to address the total funding needs of the Corporation, with a primary focus on Oyu Tolgoi Project Financing, certain matters relating to the management of the Corporation, and certain amendments to the HoA.

In accordance with the terms of the HoA, under the 2012 MoA, RTIH and the Corporation agreed to continue to act together diligently and in good faith to negotiate Oyu Tolgoi Project Financing, on terms acceptable to the Corporation, RTIH, and the board of directors of Oyu Tolgoi LLC, each acting reasonably. It was further agreed that designated RTIH resources, as determined by the Rio Tinto Treasurer, would act as lead negotiator in connection with Oyu Tolgoi Project Financing and have the exclusive authority to direct all aspects of the negotiation of the day-to-day management of Oyu Tolgoi Project Financing. Provided that Oyu Tolgoi Project Financing was made available on terms reasonably satisfactory to RTIH and RTIH was reasonably satisfied at the Oyu Tolgoi Project Financing closing date that Oyu Tolgoi (including a power plant) was fully financed (including a reasonable provision for contingencies), it was agreed that a RTIH affiliate would enter into a completion support agreement with the Corporation, pursuant to which such affiliate would agree to provide a completion support guarantee to the lenders of Oyu Tolgoi Project Financing.

In consideration for providing completion support, an annual fee equal to 2.5% of the amounts drawn under the Project Finance Facility is payable to Rio Tinto by the Turquoise Hill Group (the “Completion Support Undertaking”). The annual completion support fee will apply to funding used for facility fees and taxes at the initial drawdown, as well as amounts used to fund development of Oyu Tolgoi. The obligation to pay the completion support fee will terminate on the date Rio Tinto’s completion support obligations to the Oyu Tolgoi Project Financing lenders terminate.

The foregoing is a summary of certain terms of such agreement only and is qualified in its entirety by reference to the 2012 MoA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

2013 MoA

In August 2013, the Corporation, RTIH and RTSEA entered into a memorandum of agreement, which was subsequently amended in November 2013 (as amended, the “2013 MoA”). Under the 2013 MoA, the Corporation, RTIH and RTSEA agreed to the key terms and conditions of the 2013 Rights Offering. They also reaffirmed their agreement to act together diligently and in good faith to negotiate Oyu Tolgoi Project Financing. The foregoing is a summary of certain terms of such agreement only and is qualified in its entirety by reference to the 2013 MoA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Agreements in Connection with Oyu Tolgoi Project Financing

The Corporation has entered into a number of agreements in connection with, and/or in consideration for, the Project Finance Facility and the Completion Support Undertaking, including: a financing support agreement with Rio Tinto dated December 15, 2015 (the “Turquoise Hill Financing Support Agreement”); a financing support agreement with Oyu Tolgoi LLC and Rio Tinto dated December 15, 2015 (the “Oyu Tolgoi Financing Support Agreement”); and a cash management services agreement with 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, and RTIH dated December 15, 2015 (the “Cash Management Services Agreement”).

Turquoise Hill Financing Support Agreement

The provisions contained in the Turquoise Hill Financing Support Agreement are broadly in line with the principles, provisions and restrictive covenants established under the 2012 MoA. Under the Turquoise Hill Financing Support Agreement, Rio Tinto has the right to require that the Corporation effect an equity contribution by way of private placement of Turquoise Hill shares to Rio Tinto or a rights offering similar in form and structure to the 2013 Rights Offering in the event a fact or circumstance occurs which (i) affects or could reasonably be expected to affect the Corporation’s ability to meet its obligations under the sponsor debt service undertaking that the Corporation entered into with Rio Tinto, the project lenders and agents representing such lenders in May 2016 (the “Sponsor Debt Service Undertaking”) in order to guarantee to the finance parties the payment of principal, interest and fees owed by Oyu Tolgoi LLC to the senior lenders under the Oyu Tolgoi Project Financing, or (ii) gives rise to an event of default or completion default under the agreements entered into in connection with the Project Finance Facility. Under the Turquoise Hill Financing Support Agreement, the Corporation also has the right to propose an alternative financing proposal to Rio Tinto which, depending on the nature of such proposal, may require Rio Tinto’s consent. The parties have agreed that the aggregate amount of any such funding mechanisms shall not exceed 25% of Turquoise Hill’s market capitalization as of the date of signing. Any such transaction shall also be subject to applicable securities laws.

The Turquoise Hill Financing Support Agreement also contains certain restrictions relating to the conduct of the Corporation’s business and operations and to the implementation of certain corporate transactions until the later of (i) the date the Completion Support Undertaking terminates, (ii) the date that all senior loan advances under the agreements entered into in connection with the Project Finance Facility are repaid in full, and (iii) the date that all subordinated debt advances by Rio Tinto have been repaid in full, which shall be deemed to be the date on which the Completion Support Undertaking terminates if, as of such date, the aggregate amount of subordinated debt advances by Rio Tinto has not exceeded $500 million.

Oyu Tolgoi Financing Support Agreement

Under the Oyu Tolgoi Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Oyu Tolgoi LLC’s ability to meet its obligations under the agreements entered into in connection with the Project Finance Facility or give rise to an event of default thereunder, Rio Tinto shall have the right to require that Oyu Tolgoi LLC borrow funds from Rio Tinto (or an affiliate thereof) by way of a senior debt advance or a subordinated debt advance, or borrow funds from a third party senior lender. The proceeds of any such advances shall be used to repay amounts due and owing to the Oyu Tolgoi Project Financing lenders.

Cash Management Services Agreement

Under the Cash Management Services Agreement, the Corporation appointed 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with the net proceeds from the Project Finance Facility. Such proceeds shall be deposited with 9539549 Canada Inc. and returned to the Corporation as required for purposes of funding Oyu Tolgoi. The Corporation is also entitled to the return of any outstanding balance of such managed funds upon the termination of the Completion Support Undertaking. RTIH has agreed to guarantee the obligations of the service provider under the Cash Management Services Agreement.

The foregoing is a summary of certain terms of such agreements only and is qualified in its entirety by reference to the Turquoise Hill Financing Support Agreement, the Oyu Tolgoi Financing Support Agreement and the Cash Management Services Agreement, a copy of each of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Additional Agreements

There are also various agreements in place between the Corporation and Rio Tinto relating to the provision of services to Turquoise Hill, including but not limited to finance, tax, treasury and exploration services.

In addition, the Corporation and Rio Tinto have entered into a Non-Disclosure Agreement to consolidate the pre-existing confidentiality provisions in certain agreements.

Also, a deposit agreement was entered into among Movele S.à r.l., a wholly-owned subsidiary of the Corporation, Rio Tinto Finance plc (“RTF”), RTIH and the Corporation (as an intervenant) in May 2016 (the “Movele Deposit Agreement”), which replaced the deposit agreement entered into between Movele S.à r.l. and RTF in December 2014. The Movele Deposit Agreement allows the Corporation to deposit funds with RTF, at its sole discretion, and is renewable for an additional term of 12 months.

Agreements with the Government of Mongolia

Investment Agreement

The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for Oyu Tolgoi, protection of the parties’ investment in Oyu Tolgoi, the term of the parties’ investment in Oyu Tolgoi, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

Effective Date

The Investment Agreement became effective as of March 31, 2010 (the “Effective Date”), following the satisfaction of all conditions precedent to its effectiveness. These conditions included the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of Oyu Tolgoi and the respective interests of the parties, such as the restructuring of Oyu Tolgoi LLC and the conversion of certain exploration licenses to mining licenses.

Term

The Investment Agreement has an initial term of 30 years from the Effective Date (the “Initial Term”). Oyu Tolgoi LLC has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for an additional term of 20 years (the “Renewal Term”).

In order to exercise its right to obtain the Renewal Term, Oyu Tolgoi LLC must have performed certain obligations during the Initial Term, including, among others:

•	having demonstrated that Oyu Tolgoi has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;

•	having made capital expenditures in respect of Oyu Tolgoi of at least $9 billion;

•	having complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;

•	if, as part of the development of Oyu Tolgoi, Oyu Tolgoi LLC has constructed, or is constructing, a copper smelter, Oyu Tolgoi LLC must have constructed or be constructing such smelter in Mongolia;

•

if the development and operation of Oyu Tolgoi has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, Oyu Tolgoi LLC must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and

•	having secured the total power requirements for Oyu Tolgoi from sources within the territory of Mongolia within four years of Commercial Production.

Investment Protection

The Investment Agreement confirms Oyu Tolgoi LLC’s rights to market, sell and export mineral products from Oyu Tolgoi at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies. It also conveys legal protection on capital, property and assets of Oyu Tolgoi LLC and its affiliates, and the requirement that any expropriation action must be in accordance with due process of law on a non-discriminatory basis and with the condition of full compensation by the Government of Mongolia to the affected party.

Taxes, Royalties and Fees

Throughout the Initial Term and the Renewal Term, if any, all taxes payable by Oyu Tolgoi LLC will remain stabilized. The annual corporate income tax rate is stabilized. In addition to corporate income tax, the following taxes have been stabilized: customs duties; value-added tax; excise tax (except on gasoline and diesel fuel purchases); royalties; mineral exploration and mining license payments; and immovable property tax and/or real estate tax.

Taxation on dividends and other forms of income have also been stabilized. Non-stabilized taxes shall apply to Oyu Tolgoi LLC on a non-discriminatory basis.

Infrastructure

All roads, pipelines and other transportation infrastructure funded or constructed by Oyu Tolgoi LLC or its affiliates in connection with the development of the Oyu Tolgoi are required to be constructed to a standard necessary to meet the specific requirements of Oyu Tolgoi only. Oyu Tolgoi LLC may provide the public, the Government of Mongolia and third parties with access to certain infrastructure and/or services, provided such access does not interfere with the operation of Oyu Tolgoi. In addition, Oyu Tolgoi LLC may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.

Oyu Tolgoi LLC is permitted to construct a road between the Oyu Tolgoi site and the Gashuun Sukhait border crossing with China. Oyu Tolgoi LLC may deduct the road construction expenses from its annual taxable income. The Government of Mongolia is responsible for the maintenance of the road and the collection of road use fees from any third party users. Oyu Tolgoi LLC and its contractors/sub-contractors are exempt from any such road use fees.

Oyu Tolgoi LLC has the right to access, and to use, self-discovered water resources for any purpose connected with Oyu Tolgoi during the life of Oyu Tolgoi, including construction, commission, operation and rehabilitation of Oyu Tolgoi. Oyu Tolgoi LLC is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and are treated as a deductible expense from Oyu Tolgoi LLC’s taxable income.

Power Supply

During the construction period of Oyu Tolgoi and until the four year anniversary of Commercial Production, Oyu Tolgoi LLC has the right to import electric power from sources outside Mongolia, including China. Within four years of Commercial Production, Oyu Tolgoi LLC is required to secure all of its power requirements for Oyu Tolgoi from a domestic Mongolian source.

In November 2012, Oyu Tolgoi LLC, Inner Mongolia Power International Cooperation Co., Ltd. and the National Electricity Transmission Grid Company entered into an electricity purchase and sale agreement, providing for the supply of power to Oyu Tolgoi from electric power facilities in China (the “Power Purchase Agreement”).

In August 2014, the Corporation entered into a Power Sector Cooperation Agreement with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The agreement lays out a framework for long-term strategic cooperation between the Government of Mongolia and Oyu Tolgoi LLC to deliver a comprehensive energy plan for the South Gobi region. Under the Power Sector Cooperation Agreement, the Government of Mongolia assumes the responsibility to import and supply power required by Oyu Tolgoi LLC until such time as the commissioning of a domestic Mongolian power source, which meets Oyu Tolgoi LLC’s power needs, is completed. See “General Development of the Business – Three Year History – 2014”.

In May 2015, the Corporation entered into the Underground Plan with the Government of Mongolia, Erdenes, THR Oyu Tolgoi Ltd., Oyu Tolgoi Netherlands B.V., RTIH and Oyu Tolgoi LLC, which addresses, among other things, the sourcing of power for Oyu Tolgoi from within Mongolia. For more information on the Underground Plan, see “General Development of the Business – Agreements with the Government of Mongolia – Underground Plan”.

Local Communities

Oyu Tolgoi LLC will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices. Oyu Tolgoi LLC will also conduct community development and education programs.

Oyu Tolgoi LLC will prioritize the training, recruiting and employment of citizens from local communities for Oyu Tolgoi, giving specific preference to the citizens of Umnugovi Aimag. Given that Commercial Production has been achieved, 90% of the employees at Oyu Tolgoi must be Mongolian nationals. Oyu Tolgoi LLC must also use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023). Oyu Tolgoi LLC must use its best efforts to ensure that not less than 60% of its contractors’ employees are Mongolian nationals for construction work and 75% of its contractors’ employees are Mongolian nationals for mining and mining related work.

Environment

The Investment Agreement also includes environmental protection provisions, in accordance with which Oyu Tolgoi LLC will implement an environmental protection plan and provide to the Government of Mongolia an independent report on progress every three years. In 2012, the Corporation completed the ESIA and shortly thereafter such plan was submitted to the Government of Mongolia. Independent reports on progress were subsequently submitted in 2013 and 2016.

Disputes

Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law in force at the time of the dispute.

ARSHA

Concurrently with the execution of the Investment Agreement, Oyu Tolgoi LLC and the Oyu Tolgoi Shareholder Holdcos entered into the ARSHA with Erdenes. Erdenes MGL LLC transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the ARSHA to its subsidiary, Erdenes OT LLC. The ARSHA contemplates the basis upon which the Government of Mongolia, through Erdenes, acquired an initial 34% equity interest in Oyu Tolgoi through a shareholding in Oyu Tolgoi LLC and provides for the respective rights and obligations of the parties as shareholders of Oyu Tolgoi LLC.

On June 8, 2011, the parties to the ARSHA amended the interest payable terms under such agreement. Specifically, the interest rate to be applied to Existing Shareholder Loans, Shareholder Debt and Government Debt (each as defined and discussed further below) on and from January 31, 2011 was reduced to LIBOR plus 6.5%.

Ownership of Oyu Tolgoi LLC

Under the terms of the ARSHA, within 21 business days after the Effective Date, Oyu Tolgoi LLC issued to Erdenes that number of common shares of Oyu Tolgoi LLC (“Oyu Tolgoi Shares”) that, upon issuance, represented 34% of the then issued and outstanding Oyu Tolgoi Shares. If Oyu Tolgoi LLC exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional Oyu Tolgoi Shares on terms to be agreed upon between Erdenes and the Oyu Tolgoi Shareholder Holdcos, to increase its shareholding in Oyu Tolgoi LLC to 50%. Erdenes’ shareholding of Oyu Tolgoi LLC may not be diluted by the issuance of new Oyu Tolgoi Shares without its consent.

Management of Oyu Tolgoi

Oyu Tolgoi LLC’s board of directors must appoint a management team for Oyu Tolgoi as nominated by the Oyu Tolgoi Shareholder Holdcos to provide management services to Oyu Tolgoi LLC. The management team engaged by Oyu Tolgoi LLC is responsible for providing management services to Oyu Tolgoi LLC for Oyu Tolgoi and is required to report to Oyu Tolgoi LLC’s board of directors on a quarterly basis. For more information on the management of Oyu Tolgoi, see “General Development of the Business – Agreements with Rio Tinto – HoA”.

Management Services Payment

The ARSHA provides that a management services payment is payable to the management team in the amount of 3% of Oyu Tolgoi’s operating and capital costs incurred prior to Commercial Production and 6% thereafter. The management team can direct Oyu Tolgoi LLC to pay part or all of this management services payment to the Corporation, RTIH or their respective affiliates. This management services payment is shared, as to 50%, by the Corporation and its affiliates and, as to 50%, by RTIH and its affiliates, as agreed separately by the Corporation and RTIH. Notwithstanding the foregoing, it was agreed in the Underground Plan that in calculating the management services payment, the rate applied to capital costs of the underground development is to be 3% instead of 6%, as provided by the ARSHA. The management services payment rate on operating costs and capital related to current operations remains at 6%. For more information see “General Description of the Business – Agreements with Rio Tinto – Underground Plan”.

Election of Directors

Appointment of directors as between the Oyu Tolgoi Shareholder Holdcos and Erdenes is divided pro rata based on their respective shareholdings. The Oyu Tolgoi Shareholder Holdcos have the right to nominate six directors and Erdenes has the right to nominate three directors. Under the HoA, the Corporation and RTIH have agreed that the six directors nominated by the Oyu Tolgoi Shareholder Holdcos will be comprised of three nominees from each of the Corporation and RTIH. See “General Development of the Business – Agreements with Rio Tinto – HoA”.

Existing Shareholder Loans and Cash Calls

All funds advanced to Oyu Tolgoi LLC prior to the Effective Date by the Corporation, RTIH or any of their respective affiliates in relation to Oyu Tolgoi (the quantum of which has been agreed to by Oyu Tolgoi LLC and the Government of Mongolia), including interest thereon (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividends or distributions being made to the shareholders of Oyu Tolgoi LLC, as further discussed below.

Oyu Tolgoi LLC may request that the shareholders of Oyu Tolgoi LLC contribute funds (“Called Sums”) in proportion to their respective share ownership interests in Oyu Tolgoi LLC to meet the projected cash requirements of Oyu Tolgoi LLC under Oyu Tolgoi programs and budgets approved by Oyu Tolgoi LLC’s board of directors.

During the period commencing on the date Erdenes acquired its 34% interest in Oyu Tolgoi LLC and ending three years after Commercial Production (the “Funding Period”), the Oyu Tolgoi Shareholder Holdcos agreed to fund all contributions of Called Sums, including those otherwise payable by Erdenes, unless Erdenes elected to contribute to any Called Sum. Such contributions on Erdenes’ behalf (“Government Debt”) are subject to interest as set out below. All dividends payable to Erdenes must be paid by Oyu Tolgoi LLC to the Oyu Tolgoi Shareholder Holdcos (or nominated Turquoise Hill Group or Rio Tinto companies) in repayment of the principal and interest outstanding on Government Debt, but otherwise the Oyu Tolgoi Shareholder Holdcos have no recourse to Erdenes. In addition, Erdenes may elect to repay outstanding Government Debt at any time.

Since the expiry of the Funding Period, Erdenes has the option of contributing to any required funding, but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in Oyu Tolgoi LLC cannot be diluted. If Erdenes elects not to fund its proportionate share, the Oyu Tolgoi Shareholder Holdcos have the right to meet the full funding requirement in a manner similar to that during the Funding Period (but are not obligated to do so).

Each of the Government Debt, the Existing Shareholder Loans and shareholder debt provided after the Effective Date (“Shareholder Debt”) accrues interest at a rate of LIBOR plus 6.5%.

Payment of Dividends

All principal and interest outstanding on Shareholder Debt, Government Debt and the Existing Shareholder Loans must be paid in full to the Corporation prior to the payment of any dividends to the shareholders of Oyu Tolgoi LLC. Subject to the foregoing, if Oyu Tolgoi LLC has profits available for distribution in respect of any completed financial year, Oyu Tolgoi LLC’s board of directors will declare that all of those profits must be distributed by way of cash dividends within three months after the end of that financial year, subject to the retention of reasonable and proper reserves for Oyu Tolgoi LLC’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).

Transfer of Shares of Oyu Tolgoi LLC to Third Parties

No shareholder of Oyu Tolgoi LLC may dispose of or transfer any of its shares to a third party without first offering such shares to the other shareholders of Oyu Tolgoi LLC on equivalent commercial terms as those offered by the relevant third party.

Underground Plan

The signing of the Underground Plan provided a pathway forward in addressing outstanding shareholder matters to restart underground development at Oyu Tolgoi. The Underground Plan confirmed the project cost for Oyu Tolgoi’s initial construction and development and reinforced the principles set out in the Investment Agreement and the ARSHA. The Underground Plan and certain related agreements address key outstanding matters including the following specific items: tax matters, the 2% NSR, sales royalty calculation and management services payments. Such agreements also address the sourcing of power for Oyu Tolgoi from within Mongolia. In this regard, Turquoise Hill continues to work with Oyu Tolgoi LLC on possible support of Oyu Tolgoi LLC’s obligations under a potential power purchase arrangement from the Tavan Tolgoi power plant project.

With respect to the 2% NSR matter, Turquoise Hill conceded that it has no entitlement to receive payment of the 2% NSR it acquired in 2003 from BHP Billiton, the enforceability of which was subsequently challenged by the Assistant General Prosecutor of Mongolia under Mongolian law.

In a separate agreement with the Government of Mongolia, Oyu Tolgoi LLC agreed, without accepting liability and without creating a precedent, to pay the amount of the revised determination received from the Mongolia Tax Authority in connection with a general tax audit of Oyu Tolgoi LLC, by way of settlement to resolve the tax matter. For more information see “General Description of the Business – Three Year History – 2014”.

Under the Underground Plan, it was also agreed that Oyu Tolgoi LLC’s 5% sales royalty paid to the Government of Mongolia will be calculated on gross revenues by not allowing deductions for the costs of processing, freight differentials, penalties or payables.

Finally, notwithstanding the terms of the ARSHA, it was agreed that in calculating the management services payment, the rate applied to capital costs of the underground development is to be 3% instead of 6%, as provided by the ARSHA. The management services payment rate on operating costs and capital related to current operations remains at 6%.

The foregoing is a summary of certain terms of such agreements only and is qualified in its entirety by reference to the Investment Agreement, the ARSHA and the Underground Plan, a copy of each of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Health, Safety, Environment and Communities

The Corporation has a Health, Safety and Environment (“HSE”) Policy that affirms its commitment to protecting the environment and to safeguarding the health, safety and welfare of all employees, contractors and communities who are affected by Turquoise Hill or its subsidiaries. The Corporation is dedicated to performing its duties in a safe, environmentally responsible and effective manner.

The HSE Committee of the Board of Directors assists the Board of Directors in fulfilling its oversight responsibilities by ensuring the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation and its subsidiaries.

The Corporation’s Code of Business Conduct reflects Turquoise Hill’s strong commitment to undertaking its business with integrity and requires that all Turquoise Hill employees, consultants, officers and directors adhere to rigorous standards of corporate governance and contribute to sustainable development. The Code of Business Conduct specifically addresses questions of health, safety and environmental protection.

Turquoise Hill’s commitment to health, safety and environment also extends to communities that can be affected by the Corporation’s activities. Turquoise Hill supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure that it is not complicit in human rights abuses committed by others. The Corporation respects and supports the dignity, well-being and rights of its employees, their families and the communities in which it operates. Turquoise Hill also sets out to build enduring relationships with its neighbours that demonstrate mutual respect, active partnership, and long-term commitment. The Corporation respects the diversity of indigenous peoples acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways.

Oyu Tolgoi has had and continues to have a positive impact on the communities surrounding the property. The closest town, Khanbogd, has benefitted from a partnership involving Oyu Tolgoi which has led to the connection of the town to a permanent power supply, funding for new educational and healthcare facilities, sealing of local roads, and programmes to help improve social conditions. Construction of a water supply system and waste management facilities was completed in 2016.

Turquoise Hill operates in a manner such that it meets internationally recognized environmental standards and commitments. Disturbance of the environment is mitigated, or else minimized, reduced and remedied. Oyu Tolgoi has been designed as one of the most water-efficient mines in the world with average water use of 0.42 cubic metres of water per tonne of ore processed in 2016. The water used by Oyu Tolgoi comes from a deep and saline aquifer and has no impact on drinkable water in the region. The water used was continuously recycled at a rate of 86.16% in 2016. Oyu Tolgoi also works with international non-government agencies (NGOs) to ensure a net positive impact on biodiversity in the area of the mine. The environmental impact of the mine will be monitored and managed throughout its life.

RISK FACTORS

The Corporation is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which the Corporation is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section titled “Special Note Regarding Forward-Looking Statements” in this AIF. If any of such risks or risks not currently known to the Corporation actually occurs or materializes, the Corporation’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

The Corporation may be limited in its ability to enforce the Investment Agreement and the Underground Plan against Mongolia, a sovereign government.

The Investment Agreement and the Underground Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Underground Plan, there may be limitations on the Corporation’s ability to enforce the terms of the Investment Agreement and the Underground Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. If the terms of the Investment Agreement and/or the Underground Plan cannot be enforced effectively, the Corporation could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Corporation and its share price.

The Corporation’s ability to carry on business in Mongolia is subject to legal and political risks.

Although the Corporation expects that the Investment Agreement and the Underground Plan will continue to bring significant stability and clarity to the legal, political and operating environment in which the Corporation will develop and operate Oyu Tolgoi, the Corporation remains subject to potential legal and political risks in Mongolia.

There can be no absolute assurance that the Corporation’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Corporation’s mining projects, including its ability to access power, transport and sell its products and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Corporation’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement and the Underground Plan may take considerable time to enforce (if enforceable at all), this risk applies to Oyu Tolgoi despite the provisions of the Investment Agreement respecting nationalization and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of Oyu Tolgoi are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licenses and title documents through which the Corporation holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Corporation’s rights and obligations. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. Accordingly, while the Corporation believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

There can be no assurance that the Corporation will be able to secure the funding that it needs to continue development of the Oyu Tolgoi underground mine.

Additional funding may be required to complete the development of the underground mine, which could potentially include construction of a power facility at Oyu Tolgoi. If the full amount of project and other financing required to complete these developments of the underground mine is not available or obtainable on reasonable commercial terms for such purposes or funding from the Oyut open pit mine operations is insufficient, the Corporation could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the covenants forming part of the Turquoise Hill Financing Support Agreement, the Corporation is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Corporation may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the covenants forming part of the Turquoise Hill Financing Support Agreement are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

Recent and future amendments to Mongolian laws could adversely affect the Corporation’s mining rights in Oyu Tolgoi, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or otherwise adversely impacts Oyu Tolgoi or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement in ways that are adverse to the Corporation’s interests or that impair the Corporation’s ability to develop and operate Oyu Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on the Corporation and its share price.

The Government of Mongolia holds a significant stake in Oyu Tolgoi.

Although the ARSHA contemplates that the Corporation will maintain a controlling interest in Oyu Tolgoi, the Government of Mongolia also holds a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi property. In addition, a portion of the Oyu Tolgoi property is held subject to an agreement with Entrée Gold, a Canadian exploration stage resource company in which the Corporation directly holds an 8.0% interest and RTIH directly holds a 9.7% interest. Therefore, the Corporation will be subject to risks to which shareholders are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders.

The Investment Agreement and the Underground Plan include a number of future covenants that may be outside of the control of the Corporation to perform.

The Investment Agreement and the Underground Plan commit the Corporation to perform many obligations in respect of the development and operation of Oyu Tolgoi. While performance of many of these obligations is within the effective control of the Corporation, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Corporation. For example:

•

Mongolian nationals must represent at least 90% of Oyu Tolgoi employees now that Commercial Production has been attained, and 50% of Oyu Tolgoi’s engineers must be Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), and increasing to 70% after ten years of achieving Commercial Production (i.e. expected after September 2023). Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Corporation’s control.

•

Although Oyu Tolgoi LLC has achieved Commercial Production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required Commercial Production levels.

•

Oyu Tolgoi LLC is obligated, on a priority basis, to purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, other materials and spare parts manufactured in Mongolia, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and to give preference to Mongolian suppliers of freight and transportation services required for Oyu Tolgoi. Such services, materials and suppliers may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement is subject to a number of conditions, including the Corporation having demonstrated that Oyu Tolgoi has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Corporation and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Corporation’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default or breach under the Investment Agreement and the Underground Plan. Such a default or breach could result in termination of the Investment Agreement and the Underground Plan or damages accruing, which may have a material adverse impact on the Corporation and its share price.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilize only Mongolian power sources.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilize Mongolian power sources. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Alternative strategies whereby the Corporation would undertake the construction of a power generating facility in Mongolia are likely to require further funding in addition to the existing project finance and proposed supplemental debt facilities; such funding remains subject to negotiation, and may not be available or may only be available on substantively different terms from existing facilities. Despite the Corporation’s best efforts, the ability to meet such an obligation is not necessarily within the Corporation’s control and non-fulfilment of such requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Corporation and its share price.

RTIH, as the holder of a majority of the Common Shares, and as manager of Oyu Tolgoi, has the ability to exert a significant degree of control over the Corporation, Oyu Tolgoi LLC and Oyu Tolgoi.

RTIH, a wholly-owned subsidiary of Rio Tinto, together with other Rio Tinto affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to applicable securities legislation. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Corporation’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of Oyu Tolgoi which provides RTIH with responsibility for the management of Oyu Tolgoi. The Corporation’s Board of Directors appoints the CEO in consultation with RTIH. The CEO and the rest of the Corporation’s senior management team, are employed by affiliates of RTIH and are seconded to the Corporation.

RTIH is also able to exert a significant degree of control over the management, development and operation of Oyu Tolgoi, as well as the Corporation, through a series of governance mechanisms and restrictive covenants established under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Corporation in respect of certain special matters.

The interests of RTIH and the interests of the Corporation’s other shareholders may not necessarily be aligned in all respects and there can be no assurance that RTIH, together with other Rio Tinto affiliates, will exercise its rights as the Corporation’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto in a manner that is consistent with the best interests of either the Corporation or the Corporation’s other shareholders.

A substantial portion of Turquoise Hill’s receivables and liquid asset deposits are with or managed by affiliates of Rio Tinto.

On December 15, 2015, the Corporation entered into the Cash Management Services Agreement with 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, pursuant to which the net proceeds from the Project Finance Facility are to be placed with and managed by 9539549 Canada Inc. until they are returned to Turquoise Hill for purposes of funding the underground at Oyu Tolgoi. Although RTIH has guaranteed the obligations of 9539549 Canada Inc. under the Cash Management Services Agreement, a delay in the return of such funds when requested by Turquoise Hill, or the unavailability of such funds for any reason, could result in a material adverse effect on the Corporation.

In May 2016, the Corporation and its wholly-owned subsidiary, Movele S.à r.l., entered into the Movele Deposit Agreement, pursuant to which Movele S.à r.l. deposited funds with RTF, which are invested or deposited by RTF for fixed terms. The inability of Movele S.à r.l. to access cash and cash equivalent investments on deposit with RTF under the Movele Deposit Agreement, in a timely manner or at all due to circumstances which limit RTF’s ability to return such funds to Movele S.à r.l. could have a material adverse impact on Turquoise Hill and its business.

The actual cost of developing Oyu Tolgoi may differ materially from the Corporation’s estimates, and development may involve unexpected problems or delays.

The Corporation’s estimates regarding the cost of development and operation of Oyu Tolgoi are estimates only and are based on many assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground component of Oyu Tolgoi may increase, which may have a material adverse impact on the Corporation, its results of operations, financial condition and share price.

In addition to the requirements of the Investment Agreement, there are also a number of uncertainties inherent in the development and construction of any new or existing mine, including Oyu Tolgoi. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for Oyu Tolgoi, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Changes in laws and regulations, whether actual or the interpretation thereof, could adversely impact the Corporation’s activities.

Mining operations, exploration and related financing activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, financing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Corporation’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties and the nature of related investing and financing arrangements.

Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Corporation is unable to predict the ultimate cost of compliance with these changes and their effect on operations or other business activities. Furthermore, changes in governments, regulations, interpretations, policies or practices could have an adverse impact on the Corporation’s future cash flows, earnings or results of operations and financial condition, which may have a material adverse impact on the Corporation and its share price.

The Corporation is exposed to risks of changing political stability and government regulation in the countries in which it carries out its activities.

The Corporation carries out its activities in countries which may be affected in varying degrees by political stability, government regulations (including but not restricted to those related to the mining industry) and domestic or foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Corporation and may adversely affect its business. The Corporation’s mining, exploration and financing activities may be affected to varying degrees by government regulations, or other political and administrative undertakings, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Corporation may be subject to disputes or issues with customs officials affecting the shipment of the Corporation’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Corporation’s ability to collect and/or recognize revenue. In addition, in the various jurisdictions where the Corporation operates and finances its business activities (including Mongolia, Canada and Europe), it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and face risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing in later years. The Corporation’s activities may also be affected to varying degrees by political and economic instability, economic, investment or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Corporation is active, the regulatory environment is in a state of continuing change, and new laws, interpretations, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Corporation carries out its activities also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government officials or agencies. As such, even the Corporation’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Corporation and its share price.

A breach by the Corporation of its contractual agreements could have a material adverse effect on the Corporation and its business.

The Corporation is party to a number of material contractual agreements with a number of third parties, including the Government of Mongolia and Rio Tinto. Should the Corporation breach any of these agreements, it could face consequences that could have an adverse effect on its share price and/or the operations of Oyu Tolgoi, the Corporation’s main asset. Rio Tinto, as the Corporation’s majority shareholder and as manager of Oyu Tolgoi, could materially affect the business of the Corporation if it were to claim damages for a breach of an agreement against the Corporation or require specific performance of an obligation that the Corporation is unable to comply with.

The disclosed resource and reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Corporation’s control. The Corporation’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in this AIF, including the anticipated tonnages and grades that are expected to be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large-scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomical and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves and resources. Should such reductions occur, material write-downs of the Corporation’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The Corporation uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Corporation and its share price.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of Oyu Tolgoi depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Corporation’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. It is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Corporation’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Corporation’s mining, development and exploration activities. The Corporation would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Corporation’s reserves and resources. These factors could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Corporation and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

Year	Copper			Gold			Silver
	High	Low	Average	High	Low	Average	High	Low	Average
2012	$3.93	$3.29	$3.61	$1,792	$1,540	$1,669	$37.23	$26.67	$31.15
2013	$3.77	$3.04	$3.34	$1,694	$1,192	$1,411	$32.23	$18.61	$23.79
2014	$3.37	$2.84	$3.10	$1,385	$1,142	$1,266	$22.05	$15.28	$19.08
2015	$2.94	$2.04	$2.49	$1,296	$1,049	$1,160	$18.36	$13.67	$15.66
2016	$2.69	$1.96	$2.21	$1,366	$1,077	$1,251	$20.71	$13.58	$17.16

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

On June 8, 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi.

Most of the areas designated for State special needs are subject to existing mineral exploration and mining licenses issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by application of Resolution No. 175, the Government of Mongolia will be responsible for compensating such third parties in accordance with the terms of Resolution No. 175 and the Minerals Law (2006).

It is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by Oyu Tolgoi LLC.

To the extent that consensual arrangements are not entered into with affected third parties and the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant. The description of Resolution No. 175 has been provided by Oyu Tolgoi LLC and has been relied on under Item 3 of NI 43-101 Reliance on Other Experts.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. Oyu Tolgoi LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

The Corporation is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Corporation.

All phases of the Corporation’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, Oyu Tolgoi is subject to a requirement to meet environmental protection obligations. The Corporation must complete an environmental protection plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties in which the Corporation holds interests which are presently unknown to the Corporation and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be delayed or prevented from proceeding with planned development or exploration of its mineral properties, which may have a material adverse impact on the Corporation and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Corporation and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Corporation, and if the Corporation cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

The Corporation has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Corporation’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Corporation and its share price.

The Corporation’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Corporation conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Corporation’s subsidiaries to pay dividends or to make other distributions to the Corporation is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Corporation’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Corporation may lose all or a portion of its investment in that subsidiary. The Corporation expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Corporation and its share price.

The Corporation is subject to anti-corruption legislation.

The Corporation is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Corporation or any director, officer, employee, consultant or agent of the Corporation or any shareholder of the Corporation acting on its behalf from giving, paying, offering to give or pay, or authorizing the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Corporation’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Corporation strictly prohibits these practices by its employees, consultants and agents. However, the Corporation’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants or agents may engage in conduct for which the Corporation might be held responsible. Any failure by the Corporation to adopt appropriate compliance procedures and ensure that its employees, consultants and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Corporation and its share price.

The Corporation may be subject to public allegations or regulatory investigations that could materially and adversely affect the Corporation’s business.

The Corporation at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions in which it is not currently active. A serious allegation or formal investigation by regulatory authorities (regardless of the ultimate decision) could have a material adverse impact on the Corporation, its reputation and its share price. There may also be considerable cost and disruption in responding to allegations or investigations and taking any remedial action.

There can be no assurance that the interests held by the Corporation in its mining, development and exploration properties are free from defects or that material contractual arrangements between the Corporation and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Corporation has investigated its rights to exploit and explore its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Corporation. There can also be no assurance that the Corporation’s rights will not be challenged or impugned by third parties. The Corporation has also applied for rights to explore various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation is currently engaged in an SEC comment letter process relating to revenue recognition accounting treatment regarding certain sales of coal by SouthGobi, which process could result in a requirement to file future supplements to or further restatements of the Corporation’s financial disclosure.

The Corporation has received comment letters from the staff (the “Staff”) of the SEC relating to the Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC on March 25, 2013. The Staff’s comments addressed accounting and disclosure matters primarily related to revenue recognition accounting under U.S. Generally Accepted Accounting Principles in respect of certain sales of coal by the Corporation’s then majority-owned subsidiary, SouthGobi. On November 14, 2013, the Corporation filed restated management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2012 and has concluded that such restatement appropriately addresses the timing of revenue recognition for these transactions. However, as of the date of this AIF, the Staff’s comments remain unresolved, and until these comments are resolved, the Corporation cannot predict whether the Staff will agree with the Corporation’s conclusion. The Corporation completed the sale of its remaining stake in SouthGobi in October 2016 and, as a result, no longer holds any shares in SouthGobi. For more information, see “General Description of the Business – Three Year History – 2015” and “General Description of the Business – Three Year History – 2016”.

The Corporation does not expect to pay dividends for the foreseeable future.

The Corporation has not paid any dividends on its Common Shares to date, nor will it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of Oyu Tolgoi and its business generally.

Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Corporation cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

There is no assurance that the Corporation will be capable of consistently producing positive operating cash flows.

Oyu Tolgoi LLC generated positive operating cash flows in 2016. However, there is no assurance that the Corporation will be capable of producing positive cash flow on a consistent basis or for a sustained period of time or arranging for additional capital, whether through project debt financing or otherwise, if required, to continue open-pit operations as currently planned or in respect of additional funding requirements for the underground mine. If such additional capital is required but not available on commercially reasonable terms or at all, it may have a material adverse impact on the value of Oyu Tolgoi and, consequently, on the Corporation and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Corporation’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Corporation.

The Corporation cannot insure against all of the risks associated with mining.

Production, development and exploration operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, and/or underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Corporation’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Corporation. The Corporation does not maintain general insurance against political or environmental risks, which may have a material adverse impact on the Corporation and its share price.

The loss of, or a substantial decline in sales to, a top customer could have a material adverse effect on the Corporation’s revenues and profitability.

A reduction or delay in orders from leading customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect upon the Corporation’s results of operations. Customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Corporation’s operating results. The Corporation anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Corporation in the future or will experience financial or other difficulties.

The Corporation faces risks associated with enforcement of its contractual rights.

Enforcement of existing and future laws and contracts in jurisdictions in which the Corporation carries out its activities is subject to uncertainty, and the implementation and interpretation of them may be inconsistent. The promulgation of new laws and changes to existing laws may adversely affect foreign companies, such as the Corporation, with activities in or contracts with counterparties in such jurisdictions. These uncertainties could limit the legal protections available to the Corporation. The Corporation’s inability to enforce its contractual rights could have a material adverse effect on its business and profitability. In addition, the Corporation is exposed to risks of political instability and government regulation in the countries in which it carries out its activities. See also the risk factor titled “The Corporation may be limited in its ability to enforce the Investment Agreement and the Underground Plan against Mongolia, a sovereign government”.

The Corporation’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Corporation’s success. The number of persons skilled in the acquisition, development and exploration of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Corporation’s business activity grows, it will require additional key financial, operational, mining and management personnel, as well as additional staff on the operations side. The Corporation is also dependent on Rio Tinto for the secondment of skilled labour at Oyu Tolgoi, particularly in the construction and development phases. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, Oyu Tolgoi LLC is obligated to hire a specific number of Mongolian nationals following the achievement of Commercial Production. Among other obligations, Oyu Tolgoi LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023) (and failure to meet these levels will result in financial penalties).

Capital markets are volatile, and capital may not at all times be available on terms acceptable to the Corporation or at all.

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Corporation and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Corporation cannot provide assurance that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Corporation’s business, operating results, and financial condition.

If the Corporation is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Corporation’s access to, and cost of, capital. If these credit markets were significantly disrupted, such disruptions could make it more difficult for the Corporation to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation may from time to time hold substantial funds in cash, cash equivalents, loans and receivables, and other deposits and there is a risk that financial market turmoil or other extraordinary events could prevent the Corporation from obtaining timely access to such funds or result in the loss of such funds.

The Corporation may from time to time hold substantial funds in cash, cash equivalents and other deposits, including treasury bills, money market funds, liquidity funds, bank deposits, and receivables and deposits with related parties. Management has adopted a conservative investment policy with respect to such funds, as the Corporation may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Corporation from accessing its funds. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

The Corporation’s business could be materially and adversely affected by litigation proceedings.

The Corporation is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. The Corporation may be required to defend against any such claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Corporation’s favour, could materially and adversely affect its business, operating results, and financial condition. Further, if a claim or proceeding were resolved against the Corporation or if it were to settle any such dispute, the Corporation may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Corporation’s business, operating results, and financial condition.

The Corporation may be a passive foreign investment corporation (PFIC), which could have adverse U.S. federal income tax consequences to U.S. holders of Common Shares.

Based on the scope of its past, current and projected operations, the Corporation does not believe that it was a PFIC for the 2016 tax year. However, the determination of the Corporation’s PFIC status for any year is very fact-specific, and there can be no assurance in this regard for future years. If the Corporation is classified as a PFIC, U.S. holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Corporation and its share price.

DESCRIPTION OF THE BUSINESS

Qualified Persons

The 2016 OTTR is the current Technical Report for Oyu Tolgoi and related projects. Disclosure of a scientific or technical nature in this AIF in respect of the 2016 OTTR was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM, Technical Director – Mining of OreWin Pty Ltd. (“OreWin”), who was responsible for the overall preparation of the report and the mineral reserves estimate of the report and Sharron Sylvester, B.Sc. Geology, MAIG (RPGeo), Technical Director – Geology of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

Overview

Oyu Tolgoi has been identified as a mineral project on a property that is material to Turquoise Hill.

Oyu Tolgoi

The information in this section is based on the 2016 OTTR, which has an effective date of October 14, 2016 and was prepared in accordance with the requirements of NI 43-101. The following is a summary of certain of the information contained in the 2016 OTTR, a copy of which was filed with the Canadian Securities Authorities on October 21, 2016 and is available on SEDAR at www.sedar.com.

Summary of Project Development

Oyu Tolgoi is located in the Southern Gobi region of Mongolia and is being developed by Oyu Tolgoi LLC. Oyu Tolgoi consists of a series of deposits containing copper, gold, silver, and molybdenum. The deposits lie in a structural corridor where mineralization has been discovered over a 26 km strike length. The Oyu Tolgoi deposits stretch over 12 km, from the Hugo North deposit in the north through the adjacent Hugo South, down to the Oyut deposit (formerly known as Southern Oyu Tolgoi (“SOT”)) and extending to the Heruga deposit in the south as shown in the illustration below.

Oyu Tolgoi Projected Long Section

After accounting for depletion due to mining up until December 31, 2015, the series of deposits contain an estimated Measured and Indicated mineral resource of 45.9 billion pounds of contained copper and 23.5 million ounces of contained gold and an estimated Inferred mineral resource of 51.5 billion pounds of contained copper and 36.0 million ounces of contained gold. The Oyu Tolgoi trend is still open to the north and south and the deposits have not been closed off at depth.

Oyu Tolgoi LLC is 66% owned by the Corporation and 34% owned by Erdenes. Rio Tinto owns 50.8% of the Corporation and Erdenes is owned by the Government of Mongolia. RTIH is also the appointed manager of Oyu Tolgoi.

Over time, there is expected to be multiple investment decisions made for Oyu Tolgoi and an evaluation of each development option, as and when it is required, ensuring that the commitments it makes represent the optimum use of capital to develop Oyu Tolgoi.

The initial investment decision was made in 2010 to construct Phase 1 of Oyu Tolgoi. Phase 1 consisted of the Oyut open pit mine, a concentrator and supporting infrastructure. These facilities are complete and the operation has commenced. Processing operations have been in production since December 2012, Commercial Production was achieved in September 2013, and first concentrate exported in October 2013.

Part of the initial investment decision included continued investment into the development of the Hugo North underground mine in parallel with mining the open pit. Lift 1 of Hugo North is the most significant value driver for the project. The Phase 2 scope, which includes the Hugo North underground block cave, supporting conveyor decline and shafts, concentrator conversion, and supporting infrastructure expansion has now commenced development.

The 2016 OTTR project scope from the Statutory Feasibility Study that has been used for the mineral reserves evaluation is the 2016 Reserve Case. A summary of the production and financial results for the 2016 Reserve Case are shown in the table below.

Description	Units	2016 Reserve Case Mineral Reserves
Total Processed	bt	1.4
Cu Grade	%	0.86
Au Grade	g/t	0.30
Ag Grade	g/t	1.95
Copper Recoverable	Billion lb	23.9
Gold Recoverable	Moz	10.4
Silver Recoverable	Moz	74.3
Life	Years	38
Expansion Capital	US$B	4.63
NPV8% After Tax	US$B	6.94
IRR After Tax	%	21%
Payback Period	Years	8

Notes:

1.	NPV8% is Net Present Value (“NPV”) at a discount rate of 8% for all years.

2.	IRR is Internal Rate of Return.

3.

Metal prices used for calculating the financial analysis were as follows: long-term copper at $3.00/lb; gold at $1,300/oz; and silver at $19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

4.

For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground costs were based on $15.34/t.

5.

For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution. The Oyut mineral reserves were mineral reserves in the pit at January 1, 2014. It does not include stockpiles.

6.	The Oyut open pit mineral reserves are the mineral reserves in the pit at December 31, 2015. The mineral reserves do not include stockpiles as at that date.

7.	For Oyut, only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.

8.	For Hugo North Measured and Indicated mineral resources were used to report Probable mineral reserves.

9.	The mineral reserves reported above are not additive to the mineral resources.

10.

Economic analysis has been calculated from the start of 2017 and exclude $0.46b expansion capital from 2016. Costs shown are real costs not nominal costs. Expansion capital includes only direct project costs and exclude interest expense, capitalized interest, debt repayment, tax pre-payments and forex adjustments.

The 2016 OTTR updated the project status since the 2014 OTTR. The key differences are as follows:

•	Reserves and resources have only changed to the extent of mining depletion from open-pit operations.

•	Assumes a January 1, 2017 start date for production schedules and accommodates for the delayed mid-2016 underground project restart.

•	Assumes processing of 1.4 billion tonnes of ore, mined from the Oyut open pit and the first lift in the Hugo North underground block cave.

•	Plant capacity remains at an average production rate of 40 million tonnes per annum (Mt/a).

•	Underground mine remains at targeted full production rate of 95,000 tonnes per day.

•	Updates to expansion capital and NPV range analysis.

Oyu Tolgoi has a large mineral resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions. Ongoing planning work using Inferred mineral resources has identified the potential for further expansions.

The 2016 OTTR includes mineral resources from Oyu Tolgoi (wholly owned by Oyu Tolgoi LLC) and Entrée Gold Joint Venture license areas. The Shivee Tolgoi License and the Javkhlant License are held by Entrée Gold. The Shivee Tolgoi License and the Javkhlant License are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

Four deposits have been identified in the mineral resources at Oyu Tolgoi; they are Oyut, Hugo Dummett, comprising Hugo North and Hugo South, and Heruga. Heruga is a separate deposit south of the Oyut deposit. The mine planning work to date suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

•	Hugo North

•	Oyut

-	Southwest Zone

-	Central Zone

•	Hugo South

•	Heruga

Currently and in the initial years, the predominant source of ore is the Oyut open pit. In parallel to this surface works, underground infrastructure and mine development is ongoing for the Hugo North underground block cave. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open-pit ore as the underground production ramps-up to reach 95 ktpd.

Ore is processed through the existing concentrator using conventional crushing, grinding, and flotation circuits. The concentrate produced is trucked to smelters and traders in China.

Oyu Tolgoi is a remote brownfields project and extensive infrastructure has been constructed in addition to the concentrating facilities. The major initial infrastructure elements include:

•	Water Borefields;

•	Water Treatment;

•	Housing;

•	Airport;

•	Supporting Facilities; and

•	Power Transmission Lines, Sub-Station.

Development of the resource is the objective of stakeholders and over the life of Oyu Tolgoi, Oyu Tolgoi LLC will continue to progress its understanding of these resources and ultimately make decisions on development of the resource.

Oyu Tolgoi’s large resource base represents outstanding opportunities for production expansion. The figure below shows an example of the decision tree for the possible development options at Oyu Tolgoi. This has been updated to include options that take advantage of productivity improvements in plant throughput that have begun to be recognized in the process plant. The decision tree shows options assuming that continuous improvements in plant productivity are achieved over the next five years. Then there would be key decision points for plant expansion and the development of new mines at Hugo North Lift 2, Hugo South, and eventually Heruga. This provides an opportunity as Oyu Tolgoi LLC will have the benefit of incorporating actual performance of the operating mine into the study before the next investment decisions are required. Oyu Tolgoi LLC plans to continue to evaluate alternative production cases in order to define the relative ranking and timing requirements for overall development options.

Oyu Tolgoi Development Options

Project Description and Location

The majority of the identified mineralization at Oyu Tolgoi occurs within the mining license MV-006709 (“Oyu Tolgoi License”) at the Hugo Dummett Deposits and the Oyut deposit. Oyu Tolgoi LLC holds its rights to Oyu Tolgoi through the Oyu Tolgoi License, which comprises approximately 8,496 ha. The Government of Mongolia granted the Oyu Tolgoi License to Oyu Tolgoi LLC in 2003, along with mining licenses for three other properties, identified as MV-006708, MV-006710, and MV-006711. Subsequently, MV-006711 has been relinquished.

The Oyu Tolgoi License includes the right to explore, develop mining infrastructure and facilities, and conduct mining operations at Oyu Tolgoi. In 2006, the Mongolian Parliament passed new mining legislation and changed the term of mining licenses to a 30-year term with two 20-year extensions. The first figure below shows the location of Oyu Tolgoi regionally relative to the Mongolian-Chinese border and the second figure below shows the deposits and license boundaries.

Project Location

The Oyu Tolgoi Licenses

Oyu Tolgoi LLC has an economic interest in MV-015225 (Javkhlant) and MV-015226 (Shivee Tolgoi) pursuant to the Entrée Earn-in Agreement. This agreement contemplates the establishment of the Entrée Gold Joint Venture which provides for Oyu Tolgoi LLC to hold legal title in MV-015225 and MV-015226, subject to the terms of the agreement, and to Oyu Tolgoi LLC meeting prescribed earn-in expenditures. While a formal joint venture agreement has not been entered into, the earn-in requirements have been met, and Oyu Tolgoi LLC’s participating interest in such joint venture (including the licenses) consists of:

•	In respect of the proceeds from mining from the surface to 560 m below the surface: 70%; and

•	In respect of the proceeds from mining from depths beneath 560 m: 80%.

The northernmost extension of the Hugo Dummett deposit (Hugo North) crosses onto the Shivee Tolgoi Property. The Heruga deposit lies almost entirely within the Javkhlant Property, with only the northern extreme passing into MV-006709. There are numerous exploration targets across MV-006708, MV-006709, MV-006710, MV-015225, and MV-015226.

The Oyu Tolgoi License property was surveyed by an independent consultant in 2002 and by a qualified Mongolian Land Surveyor in 2004 and again in 2011 after the Government of Mongolia ordered a re-survey to establish the legal boundaries of the Oyu Tolgoi License concession.

Environmental and Social Impact Assessment

Oyu Tolgoi LLC has completed a comprehensive ESIA for Oyu Tolgoi. The ESIA undertaken as part of the project finance process was publically disclosed in August 2012. The culmination of nearly ten years of independent work and research carried out by both international and Mongolian experts, the ESIA identifies and assesses the potential environmental and social impacts of the project, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases to avoid, minimize, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation (“IFC”), European Bank for Reconstruction and Development (“EBRD”), and other financing institutions.

Corporate commitment to sound environmental and social planning for the project is based on the Corporation’s values, responsibilities and support for human rights, social justice, and sound environment management, including the United Nations Universal Declaration of Human Rights (1948); and is described in “The Way We Work”, Rio Tinto’s global code of business conduct that defines the way Rio Tinto manages the economic, social, and environmental challenges of its global operations.

Oyu Tolgoi LLC has implemented and audited an environmental management system (“EMS”) that conforms to the requirements of ISO 14001:2004. Implementation of the EMS during the construction phases focuses on the environmental policy; significant environmental aspects and impacts and their risks prioritization; legal and other requirements; environmental performance objectives and targets; environmental management programmes; and environmental incident reporting. The Oyu Tolgoi ESIA builds upon an extensive body of studies and reports, and Detailed Environmental Impact Assessments (“DEIAs”) that have been prepared for project design and development purposes, and for Mongolian approvals under the following laws:

•	The Environmental Protection Law (1995);

•	The Law on Environmental Impact Assessment (1998, as amended in 2001); and

•	The Minerals Law (2006).

These initial studies, reports, and DEIAs were prepared over a six-year period between 2002 and 2008, primarily by the Mongolian company Eco-Trade LLC, with input from Aquaterra on water issues.

The original DEIAs provided baseline information for both social and environmental issues. These DEIAs covered impact assessments for different project areas, and were prepared as separate components to facilitate technical review as requested by the Government of Mongolia.

The original DEIAs were in accordance with Mongolian standards and while they incorporated World Bank and IFC guidelines, they were not intended to comprehensively address overarching IFC policies such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.

Following submission and approval of the initial DEIAs, the Government of Mongolia requested that Oyu Tolgoi LLC prepare an updated, comprehensive ESIA whereby the discussion of impacts and mitigation measures was project-wide and based on the latest project design. The ESIA was also to address social issues, meet Government of Mongolia legal requirements, and comply with current IFC good practice.

For the ESIA, the baseline information from the original DEIAs was updated with recent monitoring and survey data. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (SIA) for the project.

The requested ESIA, completed in 2012, combines the DEIAs, the project SIA, and other studies and activities that have been prepared and undertaken by and for Oyu Tolgoi LLC. Independent reports on progress were subsequently submitted in 2013 and 2016.

Government and Community Relations

Resolution No. 175

On June 8, 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi.

Most of the areas designated for State special needs are subject to existing mineral exploration and mining licenses issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by application of Resolution No. 175, the Government of Mongolia will be responsible for compensating such third parties in accordance with the terms of Resolution No. 175 and the Minerals Law (2006).

It is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by Oyu Tolgoi LLC.

To the extent that consensual arrangements are not entered into with affected third parties and the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant. The description of Resolution No. 175 has been provided by Oyu Tolgoi LLC and has been relied on under Item 3 of NI 43-101 Reliance on Other Experts.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. Oyu Tolgoi LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

Accessibility, Climate, Local Resources and Physiography

Oyu Tolgoi is located in the South Gobi region of Mongolia, approximately 550 km south of the capital city, Ulaanbaatar. Access to the property from the Mongolian capital, Ulaanbaatar, is possible either by:

•	Driving an unpaved road, via Mandalgovi, which is a 12-hour drive under good conditions, or

•	Flying, with in-air travel time of less than two hours.

A permanent domestic airport has been constructed at Oyu Tolgoi to support the transportation of people and goods to the site from Ulaanbaatar. It further serves as the regional airport for Khanbogd soum.

The permanent airport is 11 km north of the Oyu Tolgoi camp area. It is a non-precision approach, visual flight rules (VFR) facility. The runway surface is concrete 3,250 m long x 45 m wide, with a concrete apron at the terminal building. The runway has been aligned to the prevailing north-west–south-east wind direction to minimize cross-wind conditions and facilitate optimal landing and take-off conditions. The design is set to service commercial aircraft up to the Boeing 737-800 series aircraft.

The Trans-Mongolian Railway crosses the Mongolia-China border approximately 420 km east of the property, traversing the country from south-east to north-west through Ulaanbaatar to the border with Russia. At the Mongolian-Chinese border the rail gauge changes from the Russian standard to the Chinese standard. There is currently no access from the project site to the rail line within Mongolia except along a 330 km desert trail north-east to Sainshand.

The Government of Mongolia may construct or facilitate the construction and management of a railway in the vicinity of the project to the China-Mongolia border. The Government of Mongolia will consult with Oyu Tolgoi LLC on the location and route of the railway, and, if the railway is constructed, then it will be made available to Oyu Tolgoi LLC on commercial and non-discriminatory terms. Energy Resources is currently constructing a single-track heavy-haul rail from its Ukhaa Khudag coal mine (approximately 120 km to the north-west of Oyu Tolgoi) to Gashuun Sukhait, ultimately to be interconnected with the Chinese rail network at Ganqimaodao on the Chinese side of the border. Once constructed, the South Gobi Rail alignment would pass within 10 km of the Oyu Tolgoi area and therefore represents an opportunity for eventual connection of Oyu Tolgoi to the rail network.

The Chinese Government has upgraded 226 km of road from Ganqimaodao to Wuyuan, providing a direct road link between the Mongolian border crossing at Gashuun Sukhait, 80 km south of Oyu Tolgoi, and the Trans-China Railway system. A 105 km sealed road is being constructed to the Mongolian-Chinese border crossing at Gashuun Sukhait. There is 23 km of road that remains to be sealed.

Ulaanbaatar has an international airport, and Mandalgovi and Dalanzadgad have regional airports. There is currently charter air service between Oyu Tolgoi and Ulaanbaatar. The closest regional airport in China is at Hohhot. There are no airport facilities at Wuyuan or Bayan Ovoo.

Oyu Tolgoi LLC will make use of the Chinese Port of Tianjin, some 150 km south-east of Beijing, to import freight from overseas. The port is open year-round and has no ice restrictions during winter. Subsequent road delivery will follow the extensive network of Chinese highways connecting Tianjin to Wuyuan, a distance of about 1,050 km, from there along a state highway to Hailiutu, about 60 km, and then on to the China-Mongolia border crossing at Ganqimaodao-Gashuun Sukhait. This will be the primary border crossing for both cargo and Chinese personnel immigration for the project. Baotou, just east of Wuyuan, will be the consolidation point for freight originating from China.

The Port of Tianjin is the largest port in northern China and one of the largest in the world. At the end of 2012, it covered more than 121 km2 and had in excess of 32 km of quay shoreline and 159 production berths. As at 2012, the main channel had been dredged to a depth of 21 m, allowing 300,000 DWT ships at high tide. The port is supervised and regulated by the Tianjin Municipality People’s Government, which has set up a Port Services Office to coordinate port services. Given the port’s ability to handle large tonnages and containers, it will not be a limiting factor in logistics planning for the project.

The South Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 57 mm, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 50° Celsius to an extreme minimum below -34° Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. Oyu Tolgoi LLC conducts mining operations year-round.

The property comprising Oyu Tolgoi ranges in elevation from 1,140 m to 1,215 m above sea level. The local region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. The topography is amenable to the construction of infrastructure for mining operations. Seismicity studies related to the property have been conducted and Oyu Tolgoi LLC has determined that the seismicity of the area comprising Oyu Tolgoi is generally low.

The Mongolian Constitution (1992) sets out the personal rights and freedoms of the people of Mongolia, including the right to a healthy and safe environment and protection against environmental pollution and ecological imbalance (Article 16.1.2). It also describes the system of government and allocates powers and responsibilities to each branch of government.

In general, national laws are introduced and enforced by the central government. The Ministry of Environment and Green Development has legal authority for environmental protection legislation and regulations. The Ministry of Natural Resources and Mines has legal authority for mining legislation and regulations. The central government delegates some powers to provincial (aimag) and regional (soum) levels.

The ESIA provides a good overview of the applicable environmental legislation and regulations currently applicable to the project.

History

Project Exploration History

Oyu Tolgoi License

The existence of copper in the Oyu Tolgoi area has been recognized since the Bronze Age, but contemporary exploration for mineral resources did not begin until the 1980s, when a joint Mongolian and Russian geochemical survey team identified a molybdenum anomaly over the Central zone. Evidence of alteration and copper mineralization at the South zone was first noted by geologist Garamjav in 1983, during a regional reconnaissance of the area. In September 1996, Garamjav guided geologists from Magma Copper Company (“Magma”) to the area. These geologists identified a porphyry-copper leached cap over what is known as the Central zone of the Oyut deposit and quickly moved to secure exploration tenements. Magma was subsequently acquired by BHP (“BHP”), later BHP-Billiton. The target at Oyu Tolgoi was a large supergene-enriched porphyry.

Geophysical surveying at Oyu Tolgoi was first initiated by BHP in 1997. An airborne magnetometer survey was flown at a height of approximately 100 m on 300 m spaced, east-west oriented lines over approximately 1,120 km2 of BHP’s mineral concession. The survey provided good resolution of the magnetic features to facilitate geological and structural interpretation across the concession areas. BHP also undertook an induced polarization (“IP”) survey using a single gradient array with a 2,000 m AB electrode spacing and a ground magnetometer survey. The first survey was conducted on north-south oriented lines and produced data that were difficult to reconcile to the then-known geology. A later survey by the Corporation in 2001 was conducted on east-west oriented lines and therefore perpendicular to the structural trend. This immediately showed the close correlation between mineralization and chargeable response, which has proven to be highly successful in further exploration. Both IP datasets were surveyed by a local Mongolian surveying team at 250 m line spacing. The surveys covered the Southern zone, Southwest zone, Central zone, and North zone exploration targets but did not extend into the Far North region that ultimately became the Hugo Dummett Deposits.

BHP carried out geological, geochemical (stream sediment and soil), and geophysical surveys and diamond drilling programs (23 drillholes in total) in the Central and South zones in 1997 and 1998. Copper and gold values were encountered at depths from 20–70 m below surface, and a supergene-enriched, chalcocite blanket was encountered in one drillhole (OT-3). Based on the results of this drilling, BHP performed a mineral resources estimate in 1998, but the resulting tonnage and grade estimate was considered too small to meet BHP corporate objectives, and BHP elected to offer the property for joint venture. The Corporation visited Oyu Tolgoi in May 1999 and agreed to acquire 100% interest in the property, subject to a 2.0% NSR royalty. In 2000, the Corporation, through its subsidiary, Oyu Tolgoi LLC, completed 8,000 m of reverse circulation (RC) drilling, mainly at the Central zone, to explore the chalcocite blanket discovered earlier by BHP. Based on this drilling, Oyu Tolgoi LLC updated the mineral resources estimates.

In 2001, Oyu Tolgoi LLC continued RC drilling, mostly in the South zone area, to test for additional supergene copper mineralization, and then drilled three core holes to test the deep hypogene copper–gold potential. One of these holes, OTRCD150, drilled over Southwest zone, intersected 508 m of chalcopyrite mineralization from a depth of 70 m, grading 0.81% Cu and 1.17 g/t Au. This marked the discovery of the Oyut deposit. The Oyut deposit was formerly known as SOT.

These results encouraged the Corporation to mount a major follow-up drill program. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite–chalcopyrite-rich mineralization in drillhole OTD270, starting at a depth of 222 m. This hole marked the discovery of the Hugo Dummett Deposits.

The first mineral resource was reported on the Oyut deposit in 2003. A first-time mineral resources estimate for the deposit was prepared in 2004 on Hugo South (formerly called Far North), and the Hugo Dummett mineral resources were updated in 2005 to include Hugo North. In 2007 and 2014 the Hugo North mineral resources were updated.

In 2004, a NI 43-101 Preliminary Economic Analysis (“PEA”) was completed on the economics of open pit mining the Oyut. The Integrated Development Plan 2005 (IDP05) was also a PEA. IDP05 presented open-pit mining on the Oyut deposit, two block caves on Hugo North and one block cave on Hugo South, the plant capacity examined was 25.5 Mt/a with an expansion to 51 Mt/a. In 2006 a NI 43-101 Feasibility Study presented the open pit Oyut mineral reserves as an open-pit only scenario.

The Shaft 1 headframe, hoisting plant, and associated infrastructure were completed in January 2006. The shaft had been sunk to a depth of 1,385 m by January 2008. Development from the shaft has enabled additional delineation drilling and rock characterization for proposed mining operations.

In 2009, the Investment Agreement was agreed with the Government of Mongolia, which thereby became a 34% shareholder in Oyu Tolgoi LLC through the immediate issue of Oyu Tolgoi LLC’s common shares to a shareholding company owned by the Government of Mongolia. As part of the process of agreement, Oyu Tolgoi LLC presented a Mongolian Feasibility Study (“MFS09”) to the Government of Mongolia. The MFS09 included mining scenarios of the open pit on the Oyut deposit and underground mining by block caving on Hugo North, Hugo South, and Heruga. The plant capacity examined was 36.5 Mt/a with an expansion to 58 Mt/a.

The Integrated Development Plan 2010 (“IDP10”) was a NI 43-101 Technical Report released in 2010 and included mineral reserves for open-pit mining of the Oyut deposit and block caving of Hugo North Lift 1. The plant capacity examined was 36.5 Mt/a with an expansion to 58 Mt/a.

In 2011, Oyu Tolgoi LLC completed the Integrated Development and Operating Plan (“IDOP”) that updated IDP10 using the same production scenario. A NI 43-101 Technical Report was released on IDOP. Sinking of Shaft 2 commenced in 2011.

In 2012, the Detailed Integrated Development and Operating Plan (DIDOP) was prepared examining the project scenario of open-pit mining on Oyut and underground block caving on Hugo North Lift 1 without a plant expansion. DIDOP was released in the NI 43-101 2013 Oyu Tolgoi Technical Report.

In August 2013, development of the underground mine was delayed to allow matters, including the tax dispute, approval of the project feasibility study by Oyu Tolgoi LLC’s shareholders and acceptance by the Mongolian Minerals Council, agreement of a comprehensive funding plan including Oyu Tolgoi Project Financing, and receipt of all necessary permits, to be resolved between the parties to the Investment Agreement (the Corporation, Oyu Tolgoi LLC, Rio Tinto, and the Government of Mongolia).

In 2014, Oyu Tolgoi LLC submitted the Statutory Feasibility Study to the Government of Mongolia. The Statutory Feasibility Study included a Reserves Case (open pit mining on Oyut and underground block caving on Hugo North Lift 1) and a Resources Case (open pit mining on Oyut and underground block caving on Hugo North Lift 1 and Lift 2, Hugo South and Heruga). Both cases were at the plant rate of 36.5 Mt/a without expansion. The 2014 Reserves Case in the Statutory Feasibility Study was released by the Corporation in the 2014 OTTR.

During the course of 2013–2014, many of the matters between the parties to the Investment Agreement were resolved or progressed. The Mongolian Reserves and Resources in the Statutory Feasibility Study were submitted to the Government of Mongolia to update the Mongolia State Reserves in 2014. Further submissions in the Statutory Feasibility Study based on modifications thereto, were made to the Government of Mongolia and accepted by the Mongolian Minerals Council. The Underground Plan, signed on May 18, 2015, addressed the key outstanding shareholder matters and set out an agreed basis for the funding of the project. The Statutory Feasibility Study, as updated in 2016, incorporated matters resolved between the shareholders and was approved by the Oyu Tolgoi LLC board of directors and shareholders.

Joint Venture Licenses

Oyu Tolgoi LLC initiated exploration work on the Shivee Tolgoi and Javkhlant licenses in November 2004, following the signing of an earn-in agreement with Entrée Gold.

Before that time, Entrée had undertaken soil geochemical surveys, ground magnetics, Bouguer gravity and pole-dipole geophysical surveying, and geological mapping, but had failed to locate any mineralization of significance.

Starting at the northern boundary of the Oyu Tolgoi License, an IP survey was run on 100 m spaced lines oriented east-west to trace the northern projection of the Hugo North deposit. This initial IP survey used gradient array with 11,000 m AB electrode spacing and covered an area extending 5.6 km north of the boundary and 10 km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays.

The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4.0 km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5–3.0 km west of the Hugo North trend and are referred to as the Eagle anomalies.

The Corporation commenced drilling northward from the northern boundary of the Oyu Tolgoi License in 2005. A first-time resource estimate for the Hugo North Extension deposit was completed in 2006. Underground mining plans for Hugo North Extension Reserve and Life of Mine Sensitivity case were included in technical reports after 2010.

In 2005 and 2006, Oyu Tolgoi LLC conducted IP surveying on 100 m spaced, east-west lines across Entrée Gold’s Javkhlant license to the south of the Oyut mineral resource area. This resulted in the discovery of three significant chargeability IP anomalies subsequently named the Sparrow South, Castle Rock, and Southwest Magnetic anomalies. Core drilling was initiated to test these IP anomalies in early 2007. A series of successful drillholes in the area supported a first-time mineral resources estimate over what is now known as the Heruga deposit (formerly the Sparrow South anomaly) in 2008.

Geology and Mineralization

The Oyu Tolgoi porphyry deposits are hosted within the Gurvansaikhan Terrane, part of the Central Asian Orogenic Belt, rocks of which now comprise the South Gobi region of Mongolia.

Development of the Central Asian Orogenic Belt consisted of Palaeozoic age accretionary episodes that assembled a number of island and continental margin magmatic arcs, rifted basins, accretionary wedges, and continental margins; arc development ceased by about the Permian. During the Late Jurassic to Cretaceous, north-south extension occurred, accompanied by the intrusion of granitoid bodies, unroofing of metamorphic core complexes, and formation of extensional and transpressional sedimentary basins. North-east–south-west shortening is superimposed on the earlier units and is associated with major strike-slip faulting and folding within the Mesozoic sedimentary basins.

The Gurvansaikhan Terrane is interpreted to be a juvenile island arc assemblage that consists of highly deformed accretionary complexes and volcanic arc assemblages dominated by imbricate thrust sheets, dismembered blocks, mélanges, and high-strain zones. Lithologies identified to date in the Gurvansaikhan Terrane include Silurian to Carboniferous terrigenous sediments, volcanic-rich sediments, carbonates, and intermediate to felsic volcanic rocks. Sedimentary and volcanic units have been intruded by Devonian granitoids and Permo-Carboniferous diorite, monzodiorite, granite, granodiorite, and syenite bodies, which can range size from dykes to batholiths.

Major structures to the west of the Gurvansaikhan Terrane include the Gobi-Tien Shan sinistral strike-slip fault system that splits eastward into a number of splays in the Oyu Tolgoi area, and the Gobi Altai Fault system, which forms a complex zone of sedimentary basins over-thrust by basement blocks to the north and north-west of Oyu Tolgoi. To the east of the Gurvansaikhan Terrane, regional structures are dominated by the north-east striking East Mongolian Fault Zone, which forms the south-east boundary of the terrane. This regional fault may have formed as a major suture during Late Palaeozoic terrane assembly, with Mesozoic reactivation leading to the formation of north-east elongate sedimentary basins along the fault trace.

The Oyu Tolgoi copper–gold porphyry deposits are situated in a poorly exposed inlier of Devonian mafic to intermediate volcanic, volcaniclastic, and sedimentary rocks that have been intruded by Devonian to Permian felsic plutons. These rocks are unconformably overlain by poorly consolidated Cretaceous sedimentary rocks and younger unconsolidated sedimentary deposits.

Two major stratigraphic sequences are recognized in the project area:

•	Tuffs, basaltic rocks, and sedimentary strata of probable island-arc affinity, assigned to the Upper Devonian Alagbayan Group; and

•

An overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, water-lain tuffs, and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. The two sequences are separated by a regional unconformity that, in the Oyu Tolgoi area, is associated with a time gap of about 10–15 Ma.

The volcanic and sedimentary rocks are cut by several phases of intrusive rocks ranging from batholithic intrusions to narrow discontinuous dykes and sills. Compositional and textural characteristics vary.

A thin covering of gently dipping to horizontal Cretaceous stratified clay and clay-rich gravel overlies the Palaeozoic sequence, infilling paleo-channels and small fault-controlled basins.

The Oyu Tolgoi area is underlain by complex networks of poorly exposed faults, folds, and shear zones. These structures influence the distribution of mineralization by both controlling the original position and form of mineralized bodies, and modifying them during post-mineral deformation events.

The Oyu Tolgoi copper–gold deposits currently comprise, from north to south:

•	Hugo Dummett (includes the Hugo North Extension zone, which is the extension of the Hugo North deposit onto the joint venture ground);

•	Hugo South;

•	Oyut (includes the Southwest, South, Wedge, Central, Bridge, Western, and Far South zones). The Oyut deposit was formerly known as SOT; and

•	Heruga.

The surface traces and surface projection of the distinct porphyry centres define a north–north-east trending mineralized corridor underlain by east dipping panels of Upper Devonian or older layered sequences intruded by quartz-monzodiorite and granodiorite stocks and dykes.

Mineral Deposits

The deposits that are incorporated in the current mine plan are the Oyut and Hugo North (Lift 1). The Hugo North (Lift 2), Hugo South, and Heruga deposits are currently outside the mine plan but are included in the alternative production cases of the 2016 OTTR.

The Oyut deposit has historically been treated as a number of separate zones; however, for mining purposes, the one pit (or potential future underground beneath the pit) will extract all Oyut mineralization, and therefore the descriptors in this section have taken the approach that the orebody comprises a number of mineralized zones within an overall single deposit framework.

Oyut Deposit

The Oyut deposit includes the main Southwest, South, Wedge, and Central zones and a number of smaller, fault-bounded zones, described in the following subsections. The planned open pit will incorporate the majority of these zones. The Oyut deposit was formerly known as SOT. The zones form contiguous sectors of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration, and host rock lithology. The boundaries between the individual deposits and zones coincide with major faults. Faulting has resulted in different erosional histories for the zones, depending on the depth to which a zone has been down-faulted or uplifted relative to neighbouring zones.

Hugo Dummett Deposits

The Hugo Dummett deposits, Hugo North and Hugo South, contain porphyry-style mineralization associated with quartz-monzodiorite intrusions, concealed beneath a sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposits are highly elongated to the north–north-east and extend over 3 km. The dividing line between the two deposits is 4,766,300 m North, a location marked by the thinning and locally discontinuous nature of the high-grade copper mineralization (defined by greater than 2.0% copper). The line, which is broadly coincident with the east striking 110° Fault, separates the gold- and copper-rich zone hosted in augite basalt and quartz-monzodiorite of the Hugo North deposit from the more southerly, gold-poor, ignimbrite- and augite basalt-hosted mineralization at Hugo South.

Early technical reports filed by the Corporation on the project refer to the Far North zone; this was the initial name for the Hugo Dummett area, and its use has been discontinued. Part of the Hugo North deposit extends onto the Shivee Tolgoi mining license. This area is known as the Hugo North Extension and is referred to as the Copper Flats deposit in technical reports filed by Entrée Gold.

Heruga Deposit

The Heruga deposit is the most southerly of the currently known deposits at Oyu Tolgoi. The deposit is a copper–gold–molybdenum porphyry deposit and is zoned with a molybdenum-rich carapace at higher elevations overlying gold-rich mineralization at depth. The top of the mineralization starts 500–600 m below the present ground surface.

The deposit has been drilled over a 2.3 km length, is elongated in a north–north-east direction, and plunges to the north. Exploration of the down-plunge extension is open but not active. The northern boundary of the mineralization is assumed to be the Solongo Fault, which marks the southern boundary of the planned Oyut open pit.

Quartz-monzodiorite intrusions intrude the Devonian augite basalts as elsewhere in the district, and again are considered to be the progenitors of mineralization and alteration. Within Heruga itself, quartz-monzodiorite intrusions are small compared to the stocks present in the Hugo Dummett and Oyut areas, perhaps explaining the lower grade of the Heruga deposit. Non-mineralized dykes, which make up about 15% of the volume of the deposit, cut all other rock types. However, the quartz-monzonite body appears to flare to the east and forms a large stock within the Heruga North area of interest.

The deposit is transected by a series of north–north-east trending vertical fault structures that step down 200–300 m at a time to the west and have divided the deposit into at least two structural blocks.

Mineralized veins have a much lower density at Heruga than in the more northerly Oyut and Hugo Dummett deposits. High-grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz-monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

At deeper levels, mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite–chlorite–albite–actinolite-altered basalt or sericite–albite-altered quartz-monzodiorite. The higher levels of the orebody are overprinted by strong quartz–sericite–tourmaline–pyrite alteration where mineralization consists of disseminated and vein-controlled pyrite, chalcopyrite, and molybdenite.

There is no oxide zone at Heruga. No high-sulfidation style mineralization has been identified to date.

Exploration

Oyu Tolgoi LLC’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options and continuing assessment of legacy datasets to enable future discovery. Hugo West Shallow, West Oyu, Castle Rock, Airport, West Mag and South East IP have been identified as priority targets that will be the focus of the future exploration program. There are also several deep targets that warrant further investigation including those west and north of the West Bat Fault.

Infill drilling to increase resource confidence and geotechnical orebody knowledge is part of a longer-term strategy to add incremental resource tonnes and convert resources to reserves at the Hugo Dummett deposits, particularly around Lift 1 Panels 3–5, Lift 2, and Hugo South.

Mineral Resources and Mineral Reserves

The following persons, both of whom are “qualified persons” for the purposes of NI 43-101, were responsible for the preparation of the 2016 OTTR:

•	Bernard Peters, BEng (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining, was responsible for the overall preparation of the report and the mineral reserve estimates.

•	Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), employed by OreWin as Technical Director – Geology, was responsible for the preparation of the mineral resources.

Mineral Resources

The total mineral resources for Oyu Tolgoi are shown in the table beginning on page 72, titled “Oyu Tolgoi Mineral Resource Summary, December 31, 2015”. An idealized profile of Oyu Tolgoi deposits is shown on page 71.

Mongolia has its own system for reporting mineral reserves and mineral resources. Oyu Tolgoi LLC registered a mineral reserve with the Government of Mongolia in 2009. A key difference between the two standards is the classification of material contained in Hugo North Lift 2, Hugo South, and Heruga under Mongolian standards as reserves. This contrasts to the NI 43-101 definitions, which include only Oyut and Hugo North Lift 1 in the mineral reserve category.

The base case copper equivalent (CuEq) cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits. The CuEq cut-off applied for the underground was 0.37% CuEq and the CuEq cut-off applied to the open pit was 0.22% CuEq.

2014 CuEq Formula Derivation

The 2014 copper equivalence formulae incorporate copper, gold, and silver, and also molybdenum for Heruga. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum.

Copper estimates are expressed in the form of percentages (%), gold and silver are expressed in grams per tonne (g/t), and molybdenum is expressed in parts per million (ppm).

Metallurgical recovery for gold, silver, and molybdenum are expressed as a percentage relative to copper recovery.

The unit conversions used in the calculation are as follows:

g/t to oz/t = 31.103477

lb/kg = 2.20462

tonne to lb = 2204.62

g/t to tonne = 1x10–6

This leads to a base formula of:

CuEq14 = Cu + ((Au x AuRev) + (Ag x AgRev) + (Mo x MoRev)†) / CuRev

†   Mo and MoRev are only incorporated into CuEq calculations for Heruga

Where:

CuRev = (3.01 x 22.0462)

AuRev = (1,250 / 31.103477 x RecAu)

AgRev = (20.37 / 31.103477 x RecAg)

MoRev = (11.90 x 0.00220462 x RecMo)

RecAu = Au Recovery / Cu Recovery

RecAg = Ag Recovery / Cu Recovery

RecMo = Mo Recovery / Cu Recovery

Different metallurgical recovery assumptions lead to slightly different copper equivalent formulas for each of the deposits; these are outlined in the following tables for Oyut, Hugo North, Hugo North Extension, Hugo South, and Heruga. In all cases, the metallurgical recovery assumptions are based on metallurgical testwork. For Oyut, actual mill performance has been used to further refine the recovery assumptions over the life-of-mine. Recoveries are relative to copper because copper contributes the most to the equivalence calculation.

All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold, except for molybdenum. Molybdenum grades are only considered high enough to support construction of a molybdenum recovery circuit for Heruga mineralization; hence the recoveries of molybdenum are assumed to be zero for the other deposits.

Copper equivalence assumptions and calculations for the various deposits are shown in the tables below.

Oyut – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price (US$)	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.794	0.704	0.754	0
Recovery Relative to Cu	1	0.887	0.949	0
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.537	35.63
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	0.45				0.45	29.86
Au Grade		0.31			0.166	11.05
Ag Grade			1.23		0.012	0.76
Mo Grade				0	0	–
CuEq Grade & Revenue	0.45	0.31	1.23	0.	0.628	41.67

From the table above, the base formula is adjusted for Oyut as follows:

CuEq14(SOT) =

Cu + ((Au x 1,250 x 0.0321507 x 0.887) + (Ag x 20.37 x  0.0321507 x 0.949)) / (3.01 x 22.0462)

Assumed Grade Average Grade of Deposit

Hugo North – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price (US$)	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.92	0.83	0.86	0
Recovery Relative to Cu	1	0.906	0.941	0
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.549	36.43
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	1.66				1.66	110.16
Au Grade		0.34			0.187	12.38
Ag Grade			3.37		0.031	2.08
Mo Grade				27.43	0	–
CuEq Grade & Revenue	1.66	0.34	3.37	27.43	1.878	124.62

From the table above, the base formula is adjusted for Hugo North as follows:

CuEq14(HN) =

Cu + ((Au x 1,250 x 0.0321507 x 0.906) + (Ag x 20.37 x  0.0321507 x 0.941)) / (3.01 x 22.0462)

Assumed Grade Average Grade of Deposit

Hugo North Extension – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price (US$)	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.92	0.84	0.86	0.00
Recovery Relative to Cu	1.00	0.913	0.942	0
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.553	36.69
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	1.59				1.59	105.51
Au Grade		0.55			0.304	20.18
Ag Grade			3.72		0.035	2.29
Mo Grade				25.65	0	–
CuEq Grade & Revenue	1.59	0.55	3.72	25.65	1.929	127.98

From the table above, the base formula is adjusted for Hugo North Extension as follows:

CuEq14(HNE) =

Cu + ((Au x 1,250 x 0.0321507 x 0.913) + (Ag x 20.37 x  0.0321507 x 0.942)) / (3.01 x 22.0462)

Assumed Grade Average Grade of Deposit

Hugo South – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price (US$)	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.89	0.81	0.85	0
Recovery Relative to Cu	1	0.909	0.945	0
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.551	36.54
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	1.07				1.07	71.00
Au Grade		0.06			0.033	2.19
Ag Grade			2.07		0.019	1.28
Mo Grade					0	–
CuEq Grade & Revenue	1.07	0.06	2.07		1.122	74.48

From the table above, the base formula is adjusted for Hugo South as follows:

CuEq14(HS) =

Cu + ((Au x 1,250 x 0.0321507 x 0.909) + (Ag x 20.37 x  0.0321507 x 0.945)) / (3.01 x 22.0462)

Assumed Grade Average Grade of Deposit

Heruga – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price (US$)	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.86	0.79	0.82	0.635
Recovery Relative to Cu	1	0.911	0.949	0.736
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.552	36.61
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	0.42				0.42	27.87
Au Grade		0.41			0.226	15.01
Ag Grade			1.47		0.014	0.91
Mo Grade				138.47	0.055	2.67
CuEq Grade & Revenue	0.42	0.41	1.47	138.47	0.70	46.47

From the table above, the base formula is adjusted for Heruga as follows:

CuEq14(HERUGA) =

Cu + ((Au x 1,250 x 0.0321507 x 0.911) + (Ag x 20.37 x  0.0321507 x 0.949) +

(Mo x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)

Assumed Grade Average Grade of Deposit

Idealized Profile of Oyut, Hugo Dummett, and the Heruga Deposit (Section Looking West)

Oyu Tolgoi Mineral Resource Summary, December 31, 2015

Classification	Deposit	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
								Cu (Mlb)	Au (koz)	Ag (koz)	Mo (Mlb)	CuEq (Mlb)
Oyut Deposit – Open Pit (0.22% CuEq Cut-Off) (Excludes material mined up to December 31, 2015)
Measured		377	0.52	0.35	1.35	53.9	0.72	4,335	4,038	15,804	45	5,947
Indicated		715	0.38	0.23	1.11	56.4	0.51	6,039	5,082	24,705	89	8,110
Measured + Indicated		1,092	0.43	0.27	1.19	55.5	0.58	10,374	9,120	40,509	134	14,057
Inferred		389	0.29	0.16	0.86	44.2	0.38	2,461	1,888	10,381	37	3,247
Oyut Deposit – Underground (0.37% CuEq Cut-Off) (Unchanged since the 2014 OTTR)
Measured		14	0.40	0.78	1.15	38.8	0.83	121	342	509	1.2	250
Indicated		93	0.35	0.59	1.19	34.3	0.67	713	1,766	3,562	7.1	1,386
Measured + Indicated		107	0.35	0.61	1.18	34.8	0.69	833	2,108	4,072	8.2	1,636
Inferred		159	0.39	0.32	0.85	25.4	0.56	1,354	1,638	4,382	8.9	1,985
Hugo Dummett Deposits (0.37% CuEq Cut-Off) (Unchanged since the 2014 OTTR)
Measured	OT LLC	98	1.97	0.46	4.48	30.3	2.26	4,231	1,446	14,046	6.5	4,865
	EJV	1	1.43	0.12	2.86	39.4	1.52	35	4	103	0.1	38
	All Hugo North	99	1.96	0.46	4.46	30.4	2.25	4,267	1,450	14,149	6.6	4,902
Indicated	OT LLC	749	1.56	0.34	3.35	34.3	1.78	25,737	8,268	80,718	57	29,362
	EJV	128	1.65	0.55	4.12	33.6	1.99	4,663	2,271	16,988	10	5,633
	All Hugo North	877	1.57	0.37	3.46	34.2	1.81	30,400	10,539	97,707	66	34,994
Measured + Indicated	OT LLC	847	1.61	0.36	3.48	33.85	1.83	29,968	9,714	94,764	63	34,226
	EJV	129	1.65	0.55	4.11	33.70	1.99	4,698	2,276	17,091	10	5,670
	All Hugo North	976	1.61	0.38	3.56	33.83	1.85	34,667	11,989	111,856	73	39,897
Inferred	OT LLC	811	0.77	0.27	2.34	34.8	0.94	13,807	7,058	60,964	62	16,851
	EJV	179	0.99	0.34	2.68	25.4	1.20	3,887	1,963	15,418	10	4,730
	All Hugo North	990	0.81	0.28	2.40	33.1	0.99	17,695	9,021	76,382	72	21,581

Classification	Deposit	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
								Cu (Mlb)	Au (koz)	Ag (koz)	Mo (Mlb)	CuEq (Mlb)
Inferred	Hugo South	845	0.77	0.07	1.78	66.4	0.83	14,372	1,861	48,406	124	15,384
Heruga Deposit (0.37% CuEq Cut-Off) (Unchanged since the 2014 OTTR)
Inferred Heruga Javkhlant EJV		1,700	0.39	0.37	1.39	113.2	0.64	14,610	20,428	75,955	424	24,061
Inferred Heruga Oyu Tolgoi LLC		116	0.41	0.29	1.56	109.8	0.61	1,037	1,080	5,819	28	1,565
Inferred (All Heruga)		1,816	0.39	0.37	1.40	113.0	0.64	15,647	21,508	81,774	453	25,626
Oyu Tolgoi All Deposits Grand Total (Excludes material mined up to December 31, 2015)
Measured		489	0.81	0.38	1.97	48.7	1.03	8,722	5,971	30,996	53	11,098
Indicated		1,686	1.00	0.32	2.34	43.6	1.20	37,152	17,572	126,797	162	44,486
Measured + Indicated		2,175	0.96	0.34	2.26	44.8	1.16	45,875	23,543	157,792	215	55,584
Inferred		4,200	0.56	0.27	1.64	75.1	0.73	51,531	35,980	221,670	695	67,821

Notes:

1.	The mineral resources include mineral reserves.

2.	The contained gold and copper estimates in the tables have not been adjusted for metallurgical recoveries.

3.	The 0.22% CuEq cut-off is equivalent to the open pit mineral reserve cut-off determined by Oyu Tolgoi LLC.

4.	The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by Oyu Tolgoi LLC.

5.	Oyut open pit mineral resources exclude material mined in the open pit as at December 31, 2015.

6.	CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum). Mo grades outside of Heruga are assumed to be zero for CuEq calculations.

•	Oyut CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.887) + ( Ag (g/t) x 20.37 x 0.0321507 x 0.949)) / (3.01 x 22.0462)

•	HN (Oyu Tolgoi LLC) CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.906) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 941)) / (3.01 x 22.0462)

•	HN (EJV) CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.913) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462)

•	HS CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.909) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 945)) / (3.01 x 22.0462)

•	Heruga CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.911) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)

7.	Totals may not match due to rounding.

8.	OT LLC is Oyu Tolgoi LLC. EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée Gold. The Shivee Tolgoi and EJV Javkhlant Licenses are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

10.	The Oyut deposit was formerly known as SOT.

Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Although the resource classifications of Measured, Indicated and Inferred are mineral resource classification confidence categories defined by the Canadian Institute of Mining, Metallurgy and Petroleum that are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of the terms in the table above is permitted under NI 43-101; however, the SEC permits mineralization that does not constitute “reserves” by SEC standards to be reported only as tonnage and grade. See “Cautionary Note to U.S. Investors”.

Mineral Reserves

The mineral reserves for the project have been estimated using the Oyut (formerly SOT) and Hugo North mineral resources. Total mineral reserves for the project and the Oyu Tolgoi LLC and Entrée Gold Joint Venture mineral reserves for the open pit and underground components of the project are shown in the table below. The mineral reserves for the 2016 OTTR are based on mine planning work prepared by Oyu Tolgoi LLC in the Statutory Feasibility Study.

The mineral reserves for the Oyut open pit are based on the same modifying parameters and mineral resources, the change since the 2014 OTTR has been the mining depletion. The Hugo North mineral reserves in the 2016 OTTR are the same as the mineral reserves in the 2014 OTTR. The Hugo North mineral reserve contains ore that is on the Oyu Tolgoi License and on the Entrée Gold Joint Venture Shivee Tolgoi License.

The 2016 OTTR mineral reserves are reported as at December 31, 2015. This date was selected for reporting of the mineral reserves to remain consistent with the Statutory Feasibility Study. The metal prices and assumptions used for the cut-off grades were denominated in NSR US$/t and are the same as those used for cut-off grade determination in the 2014 OTTR. The economic analysis has been updated with current long-term metal prices and assumptions. For information and illustrative purposes, the depletion and depleted Mineral Reserve is provided for reference in Schedule C.

Oyu Tolgoi LLC undertook pit surveys and reported the depletion from the Oyut mineral reserves. The Oyut mineral reserves shown in the table below are the Proven and Probable remaining in the pit. Stockpiles have not been included in the 2016 OTTR Oyut mineral reserves reporting as they will include some inferred and unclassified materials as well as low grade Measured and Indicated mineral resources.

The 2016 OTTR only considers mineral resources in the Measured and Indicated categories, and engineering that has been carried out to a feasibility level or better to estimate the open pit and underground mineral reserves. Mine designs were prepared using industry-standard mining software, assumed metal prices as described in the notes to the mineral reserves, and smelter terms as set forth in Section 22 of the 2016 OTTR.

Oyu Tolgoi 2016 Mineral Reserve, December 31, 2015

Deposit by Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Oyut Mineral Reserves
Proven	353	0.54	0.35	1.40	3,226	2,775	11,837
Probable	598	0.39	0.23	1.11	4,058	3,103	15,977
Oyut Total (Proven + Probable)	951	0.45	0.28	1.22	7,325	5,878	27,814
Hugo North Mineral Reserves
Probable (Oyu Tolgoi LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479
Probable (EJV)	35	1.59	0.55	3.72	1,121	519	3,591
Hugo North Total (Probable)	499	1.66	0.35	3.40	16,713	4,717	47,070
Total Mineral Reserves
Proven	353	0.54	0.35	1.40	3,266	2,775	11,837
Probable	1,097	0.97	0.29	2.15	20,771	7,820	63,047
Total (Proven + Probable)	1,450	0.86	0.30	1.97	24,037	10,595	74,884

    Notes:

1.

Metal prices used for calculating the financial analysis were as follows: long term copper at $3.00/lb; gold at $1,300/oz; and silver at $19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

3.

For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs were based on $15.34/t.

4.

For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes Indicated mineral resources below the resource cut-off grade. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

5.	The Oyut open pit mineral reserves are the mineral reserves in the pit at December 31, 2015. It does not include stockpiles.

6.	For Oyut, only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.

7.	For Hugo North, Measured and Indicated mineral resources were used to report Probable mineral reserves.

8.

EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi License and the Javkhlant License are held by Entrée. The Shivee Tolgoi License and the Javkhlant License are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The mineral reserves reported above were not additive to the mineral resources.

10.	Totals may not match due to rounding.

11.	The Oyut deposit was formerly known as SOT.

Human Resources and Training Strategy

Oyu Tolgoi LLC has stated that its human resource and training strategy is key to a corporate vision of ensuring that all Oyu Tolgoi staff and contractors meet and exceed international best practice standards. The human resources and training strategy provides a framework of policies, procedures, and processes that are well defined and aligned to support the achievement of the overall business objectives of the company. Oyu Tolgoi LLC is working in partnership with relevant Mongolian government agencies and NGOs to ensure that a suitably qualified workforce is available to meet the requirements of Oyu Tolgoi. Oyu Tolgoi LLC’s policies and procedures for human resources and training meet all applicable Mongolian Labour and Social Security Laws and regulations, including those contained within the Labour Law of Mongolia (July 1999). International conventions and standards, including applicable International Labour Organisation (ILO) conventions, IFC Performance Standards, and the EBRD, guide the human resources and training strategy and activities.

Oyu Tolgoi LLC prioritizes employment of local residents from the soums within the Project Area of Influence—Khanbogd, Manlai, Bayan Ovoo, and Dalanzadgad—as well as from other areas in the South Gobi region. Oyu Tolgoi LLC has a requirement that not less than 90% of its employees consists of citizens of Mongolia. Oyu Tolgoi LLC meets this requirement.

Occupational Health, Hygiene and Safety

Oyu Tolgoi LLC’s HSE management system (“HSE MS”) has been implemented and been audited as compliant against AS/NZS ISO 14001:2004 Environmental Management System and OHSAS 18001:2007 Occupational Health and Safety management system. The HSE MS was developed to provide management with clear direction on HSE management, means to ensure compliance, and a basis for driving improvements. The Oyu Tolgoi HSE MS applies to all persons working for or on behalf of Oyu Tolgoi LLC, including contractors, suppliers, the general public, special interest groups, and government representatives, and covers the health, safety, and environmental management of all Oyu Tolgoi LLC’s activities, assets, products, and services. Oyu Tolgoi LLC achieved an excellent safety performance for 2016 with an All Injury Frequency Rate of 0.22 per 200 kh (thousand hours) worked.

The HSE policy has been developed and is regularly reviewed in consultation with key stakeholders. Such policy is intended to reflect a best practice approach to health, safety, and environment with the underlying principle that all people are accountable for health and safety.

The HSE policy is seen as an enabler for the entire HSE MS. It provides high-level principles that are intended to be implemented through the application of all parts of the HSE MS. The HSE policy is endorsed by the chief executive officer of Oyu Tolgoi LLC to ensure the appropriate priority is placed on implementation and compliance.

Mining Operations

Mining is in progress at the Oyut open pit. Oyu Tolgoi has a nominal design capacity of 100 ktpd of ore and has three key components:

•	an open pit mine;

•	a concentrator; and

•	infrastructure to support the construction and the operations.

The open pit uses a conventional drill, blast load and haul. Electric and diesel drill and shovels and diesel haul trucks. Oyu Tolgoi employs a conventional SAG mill / ball mill / grinding circuit (SABC) followed by flotation. The major initial infrastructure elements include: water borefields; water treatment; housing; airport; supporting facilities, and power transmission lines, sub-station. Concentrate is sold free-on-board at a bonded yard on the Chinese side of the border in Ganqimaodao.

Part of the initial investment decision included an ongoing investment into the development of the Hugo North underground mine. Lift 1 of Hugo North is the most significant value driver for Oyu Tolgoi. The current investment decision for Oyu Tolgoi LLC is the continued development of the underground mine in parallel with open pit operations as outlined in the 2016 OTTR.

To support the continued underground development program, Oyu Tolgoi LLC entered into the Project Finance Facility in December 2015. The Oyu Tolgoi Project Financing base case is the nominal 100 ktpd capacity of the initial concentrator fed by the Oyut open pit mine initially which would be gradually displaced by the more valuable Hugo North underground ore.

Other Projects

Turquoise Hill, through its wholly-owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licenses that are not part of Oyu Tolgoi. The exploration program in 2016 continued to review Mongolian licenses that at year-end covered an approximate total of 35,600 ha through six separate licenses.

During 2016 the Mineral Resource Authority of Mongolia advised that the Ulaan Khud mining application submitted in 2014 will not be granted due to Resolution No. 175. An application for the grant of a mining license on a lease held by SGLS LLC had also been previously declined pursuant to Resolution No. 175. The ultimate impact on these two licenses is still not clear. For more information on Resolution No. 175, see “Description of the Business – Oyu Tolgoi – Government and Community Relations” in this AIF.

Other Information

Equity Investments

Turquoise Hill holds equity investments in two publicly traded, non-subsidiary mineral exploration and development companies. The following table outlines the equity investments held by the Turquoise Hill Group and, in respect of each such equity investment involving securities that are listed on a stock exchange, their quoted market value as at December 31, 2016:

Company	Number of Shares	Value
Entrée Gold Inc. (TSX)	13,799,333		C$5.8 million
Intec Limited (ASX)	4,117,484	A$	65.9 thousand

Employees

As at December 31, 2016, Turquoise Hill and Oyu Tolgoi LLC collectively had a total of 2,530 employees.

DIVIDENDS

Turquoise Hill has not declared or paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, Turquoise Hill’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the YBCA, the discretion of the Board of Directors to declare or pay a dividend on the Common Shares is restricted if reasonable grounds exist to conclude that Turquoise Hill is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of the date hereof, there are 2,012,314,469 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Turquoise Hill’s articles of continuance, Turquoise Hill’s by-laws and in the YBCA and its regulations.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of Turquoise Hill are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of Turquoise Hill in the event of liquidation, dissolution or winding up of Turquoise Hill. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the YBCA nor the constating documents of Turquoise Hill impose restrictions on the transfer of Common Shares on the register of Turquoise Hill, provided that Turquoise Hill receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by Turquoise Hill. The YBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by Turquoise Hill’s directors. Turquoise Hill’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of Turquoise Hill to determine the designation of the Preferred Shares of that series, to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Under the terms of the restrictive covenants contained in the Turquoise Hill Financing Support Agreement, the Corporation is prohibited from amending its constating documents to create and issue Preferred Shares without the prior written consent of Rio Tinto.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of Turquoise Hill.

MARKET FOR SECURITIES

The Common Shares of Turquoise Hill are traded in Canada on the TSX, and in the U.S. on the NYSE and the NASDAQ. The closing price of Turquoise Hill’s Common Shares on the TSX on March 23, 2017 was C$4.12. The closing price listed on the NYSE on March 23, 2017 was $3.08, and the closing price listed on the NASDAQ on March 23, 2017 was $3.08.

The following table indicates the monthly range of high and low closing prices of a Common Share and the total monthly volumes traded on the TSX, the NYSE and the NASDAQ during the period beginning on January 1, 2016 and ending on December 31, 2016:

	NYSE/NASDAQ(1)			TSX(2)

	High US$	Low US$	Volume	High C$	Low C$	Volume
2016
January	$2.46	$1.72	39,129,683	$3.43	$2.45	54,744,548
February	$2.23	$1.93	58,790,335	$3.05	$2.69	46,622,743
March	$2.95	$2.32	73,509,565	$3.86	$3.12	55,674,169
April	$3.00	$2.46	46,144,606	$3.78	$3.24	33,823,818
May	$2.94	$2.62	50,727,811	$3.72	$3.37	48,997,485
June	$3.46	$2.83	82,074,729	$4.43	$3.68	54,760,009
July	$3.63	$3.43	47,543,667	$4.68	$4.46	29,929,675
August	$3.46	$3.06	61,533,056	$4.55	$3.93	45,669,825
September	$3.16	$2.94	44,146,698	$4.09	$3.87	46,135,238
October	$3.12	$2.88	36,232,328	$4.18	$3.82	36,177,242
November	$3.61	$2.93	77,677,284	$4.92	$3.92	66,493,254
December	$3.54	$3.15	54,910,854	$4.67	$4.26	43,286,039

(1) Information is presented on a consolidated basis for all of the U.S. as reported by Bloomberg under “TRQ US”.

(2) Information is presented on a consolidated basis for all of Canada as reported by Bloomberg under “TRQ CN”.

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state, and country of residence of each director and executive officer of Turquoise Hill, as of the date hereof (except as otherwise disclosed), as well as their respective positions and offices held with Turquoise Hill and their respective principal occupations during the immediately preceding five years is as follows:

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years
ROWENA ALBONES Brisbane, Australia	Director (since October 2013)

Chief Financial Officer, Growth & Innovation, Rio Tinto (2016 to present), Chief Financial Officer, Copper & Coal, Rio Tinto (2012 to 2016); Group Advisor, Reporting and Analysis, Rio Tinto (2009 to 2012).

JAMES W. GILL Toronto, Ontario, Canada	Director (since November 2014)

Director, Toromont Industries Ltd (2015 to present); Technical Advisor, Asset Chile’s Fenex Fund (2012 to present); Mining Consultant (2007 to present); Non-Executive Chairman and Director, Thundermin Resources Ltd. (1986 to 2016).

R. PETER GILLIN Toronto, Ontario, Canada	Director and Chairman (Director since May 2012 and Chairman since January 2017)

Director, Sherritt International Corp. (2010 to present); Director, TD Mutual Funds Corporate Class Ltd. (2010 to present); Lead Director, Dundee Precious Metals Inc. (2009 to present); Director, Silver Wheaton Corp. (2004 to present).

BRENDAN LANE Sandy, Utah, USA	Vice President, Operations and Development (since February 2016)	Vice President, Operations and Development, Turquoise Hill (2016 to present), Finance Director MEL & Grasberg, Rio Tinto (2013 to 2016), Manager Business Analysis Copper, Rio Tinto (2011 to 2013).
RUSSEL C. ROBERTSON Toronto, Ontario, Canada	Director (since June 2012)

Director, Valeant Pharmaceuticals International (2016 to present), Executive Vice-President, and Head, Anti-Money Laundering, BMO Financial Group (2013 to 2016); Director, Virtus Investment Partners Inc. (2013 to 2016); Executive Vice-President, Business Integration, BMO Financial Group and Vice-Chair, BMO Financial Corp. (2011 to 2013).

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years
MARYSE SAINT- LAURENT Calgary, Alberta, Canada	Director (since January 2017)

Board member, Alberta Securities Commission (2016 to present); Vice-President Legal and Corporate Secretary (General Counsel), TransAlta Renewables Inc. (2013 to 2015); Vice-President Legal and Corporate Secretary, TransAlta Corporation (2008 to 2015).

CRAIG STEGMAN Cottonwood Heights, Utah, USA	Director (since January 2015)

Chief Growth & Innovation Officer, Copper & Coal, Rio Tinto (2013 to present); Managing Director, Copper Major Projects, Rio Tinto (2012 to 2013); Managing Director, Northparkes Mines, Rio Tinto (2009 to 2012).

STEEVE THIBEAULT Cottonwood Heights, Utah, USA	Chief Financial Officer (since June 2014)	Chief Financial Officer, Turquoise Hill (2014 to present); Chief Finance Officer, Energy Resources of Australia (2009 to 2014).
JEFF TYGESEN Sandy, Utah, USA	Director and Chief Executive Officer (Director since August 2012 and Chief Executive Officer since December 2014)	Chief Executive Officer, Turquoise Hill (2014 to present); Vice-President, Copper Development, Rio Tinto Copper Group (2011 to 2014); Mining Executive, Rio Tinto Copper Group (2009 to 2011).

Each director’s term of office expires at the next annual general meeting of Turquoise Hill.

Shareholdings of Directors and Executive Officers

As of the date hereof, the directors and executive officers, as a group, own, directly or indirectly, 120,000 Common Shares, which represents 0.006% of the Corporation’s Common Shares.

Committees of the Board of Directors

The committees of the Board of Directors consist of the following standing committees: Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee and Health, Safety and Environment Committee. The current members of the Audit Committee are Russel C. Robertson (Chair), James W. Gill and Maryse Saint-Laurent. The current members of the Compensation and Benefits Committee are Peter Gillin (Chair), Russel C. Robertson and Rowena Albones. The current members of the Nominating and Corporate Governance Committee are Maryse Saint-Laurent (Chair), James W. Gill and Rowena Albones. The current members of the Health, Safety and Environment Committee are Jeff Tygesen (Chair), James W. Gill and Craig Stegman.

Conflicts of Interest

Certain directors and executive officers of Turquoise Hill and its subsidiaries are associated with other reporting issuers or other corporations. These relationships may give rise to conflicts of interest from time to time. For example, Ms. Albones and Dr. Stegman are also officers of Rio Tinto, and Messrs. Tygesen, Thibeault, and Lane are seconded employees of Rio Tinto, which has a controlling interest in the Corporation. Ms. Albones, Mr. Tygesen and Dr. Stegman are nominated by RTIH to act as directors of the Corporation.

The Corporation’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code of Business Conduct, which is modeled on Rio Tinto’s global code of business conduct titled The Way We Work. The Code of Business Conduct is applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Corporation takes any violation of applicable Anti-Corruption Legislation very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

The Corporation believes that its Code of Business Conduct is responsive to the potential issues such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

Audit Committee Information

Information concerning the Audit Committee of Turquoise Hill, as required by National Instrument 52-110 – Audit Committees, is provided in Schedule A to this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this AIF, no director or executive officer of the Corporation, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the Corporation’s three most recently completed financial years, or during the current financial year, that has materially affected, or is reasonably expected to materially affect, the Corporation.

RTIH, together with its affiliates, is the Corporation’s majority shareholder, holding 50.8% of the issued and outstanding Common Shares. Within the Corporation’s three most recently completed financial years, and within the current financial year, Rio Tinto has been party to a series of transactions that have materially affected, or could materially affect, the Corporation. See “General Development of the Business – Agreements with Rio Tinto”. During the year ended December 31,

2016, Rio Tinto provided services to the Corporation for Oyu Tolgoi on a cost-recovery basis which amounted to $74.6 (2015 - $49.3 million and 2014 – $78.6 million). In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2016, as further described under Item 13 of the Corporation’s MD&A.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares in Canada is CST Trust Company at its principal offices in Vancouver, Toronto and Montreal.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations are contracts, other than contracts entered into in the ordinary course of the Corporation’s business, that are material to the Corporation. The following is a list of: (i) material contracts entered into since January 1, 2016; and (ii) material contracts entered into prior to January 1, 2016 but after January 1, 2002 that remain in effect:

1.	Entrée Earn-in Agreement.[1] See “Description of the Business – Summary of Project Development – Project Description and Location”.

2.	Private Placement Agreement. See “General Development of the Business – Agreements with Rio Tinto – Private Placement Agreement”.

3.	Investment Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Investment Agreement”.

4.	ARSHA. See “General Development of the Business – Agreements with the Government of Mongolia – ARSHA”.

5.	HoA. See “General Development of the Business – Agreements with Rio Tinto – HoA”.

6.	2012 MoA. See “General Development of the Business – Agreements with Rio Tinto – 2012 MoA”.

7.	Power Purchase Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Power Supply”.

8.	2013 MoA. See “General Development of the Business – Agreements with Rio Tinto – 2013 MoA”.

9.	Underground Plan. See “General Development of the Business – Agreements with the Government of Mongolia – Underground Plan”.

1 Under the terms of the Investment Agreement, Turquoise Hill agreed to transfer its interest in the Entrée Gold Joint Venture to Oyu Tolgoi LLC.

10.	Turquoise Hill Financing Support Agreement. See “General Development of the Business – Agreements with Rio Tinto – Agreements in Connection with Oyu Tolgoi Project Financing”.

11.	Oyu Tolgoi Financing Support Agreement. See “General Development of the Business – Agreements with Rio Tinto – Agreements in Connection with Oyu Tolgoi Project Financing”.

12.	Cash Management Services Agreement. See “General Development of the Business – Agreements with Rio Tinto – Agreements in Connection with Oyu Tolgoi Project Financing”.

13.	Sponsor Debt Service Undertaking. See “General Development of the Business – Agreements with Rio Tinto – Agreements in Connection with Oyu Tolgoi Project Financing”.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP has been the auditor of the Corporation since April 2, 2012 and Deloitte LLP was the auditor of the Corporation from January 1995 until April 2, 2012. PricewaterhouseCoopers LLP is independent within the meaning of the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

Turquoise Hill has relied on the work of the qualified persons listed in the section of this AIF titled “Description of the Business – Qualified Persons” in connection with the scientific and technical information presented in this AIF in respect of its material mineral property, Oyu Tolgoi, which is based upon the 2016 OTTR, which report is available for review on SEDAR at www.sedar.com.

To the knowledge of Turquoise Hill, none of the qualified persons listed in the section of this AIF titled “Description of the Business – Qualified Persons” who prepared or contributed to the preparation of the 2016 OTTR, nor any of the companies listed therein that employ those individuals, hold Common Shares or securities exercisable to acquire Common Shares equal to or greater than 1% of the issued and outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Turquoise Hill securities and options to purchase Common Shares is contained in the management proxy circular for the annual general meeting of Turquoise Hill to be held on May 12, 2017, which will be filed on SEDAR at www.sedar.com concurrently with the filing of this AIF. Additional financial information is contained in Turquoise Hill’s comparative financial statements and MD&A as at and for the years ended December 31, 2016 and 2015. Copies of the management proxy circular, financial statements and MD&A (when filed) are available on SEDAR at www.sedar.com, and may also be obtained upon request from Turquoise Hill at 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

Additional information relating to Turquoise Hill may be found on SEDAR at www.sedar.com.

SCHEDULE A

AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

Turquoise Hill’s Audit Committee consists of Russel C. Robertson, James W. Gill and Maryse Saint-Laurent. Mr. Robertson has been Chair of the Audit Committee since January 1, 2015. The Board of Directors has determined that all members of the Audit Committee satisfy the independence, financial literacy, expertise and financial experience requirements under applicable securities laws, rules and regulations, stock exchange and any other regulatory requirements applicable to Turquoise Hill. In addition, in accordance with the Sarbanes-Oxley Act, the Board of Directors has determined that Russel C. Robertson is an audit committee financial expert.

Relevant Education and Experience

Russel C. Robertson

Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Richard Ivey School of Business at the University of Western Ontario, is a Chartered Professional Accountant (FCPA, FPA) and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors. From June, 2013 to August, 2016, Mr. Robertson served as Executive Vice-President, and Head, Anti-Money Laundering at BMO Financial Group. Mr. Robertson previously held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

James W. Gill

Dr. Gill holds a Honours Bachelor of Science and Masters of Science Degrees from McGill University as well as a Ph.D Degree in Economic Geology from Carleton University. In 1981 he founded Aur Resources Inc., a mining company, and was the President and CEO for 26 years during which time Aur developed and operated eight mines in Canada and Chile. As CEO of Aur Dr. Gill was intimately involved in the financing, financial management and reporting, operations and business development activities of the company as well as serving on its board of directors and board committees. Dr. Gill also served on the board of a number of public company boards and is currently a director of Toromont Industries Ltd. and serves on its audit committee and human resources committee.

Maryse Saint-Laurent

Ms. Saint-Laurent holds a Bachelor of Laws from the University of Alberta, a Master of Laws from Osgoode Hall, York University in securities and finance law, and is a member designate of the Institute of Corporate Directors (ICD.D). Ms. Saint-Laurent has provided legal, disclosure, corporate, financing and transactional advice to public companies over the course of her career. Since November 2015, she provides governance and corporate legal advisory services to boards, law firms and corporations. From 2005 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Corporation, a publicly traded power generation company with mining

- ii -

operations situated both domestically and internationally. She also served, from 2013 to 2015, as Vice-President Legal, and Corporate Secretary (General Counsel) for TransAlta Renewables Inc. a publicly traded renewable and gas fired power generating company, majority-held by TransAlta Corporation.

Audit Fees

PricewaterhouseCoopers LLP have been the Corporation’s auditor since April 2, 2012. Deloitte LLP was the Corporation’s auditor from January 1995 to April 2012.

The aggregate fees billed by PricewaterhouseCoopers LLP and its affiliates in fiscal 2016 and fiscal 2015 are detailed below (rounded).

	PwC

(Canadian $)	2016	2015

Audit Fees (a)	$1,686,000	$1,474,000

Audit Related Fees (b)	$319,000	$409,000

Tax Fees (c)	$87,000	17,000

Other Fees	Nil	Nil

Total	$2,092,000	$1,900,000

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2016 and 2015 consist of:

•	audit of the Corporation’s annual consolidated financial statements; and

•	audit of the Corporation’s subsidiaries Oyu Tolgoi Netherlands B.V., Heruga Exploration LLC and Asia Gold Mongolia LLC.

In addition, in 2016 and 2015 fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2016 and 2015 consist of:

•	translation services;

•	reviews of Turquoise Hill’s interim financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)	Fees for tax services provided during fiscal 2016 and 2015 consisted of tax filings for Singapore entities.

- iii -

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor. In March 2013, the Board of Directors adopted a resolution pursuant to which the Audit Committee is required to pre-approve all audit and non-audit services above $250,000 provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

Audit Committee Charter

1	Purpose

The primary objective of the Audit Committee (the “Committee”) of Turquoise Hill Resources Ltd. (the “Corporation”) is to act as a liaison between the Board of Directors of the Corporation (the “Board”) and the Corporation’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the Auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations.

2	Organization of the Audit Committee

The Committee shall consist of three or more directors and shall satisfy the independence, financial literacy, expertise and financial experience requirements of applicable securities laws, stock exchanges and any other regulatory requirements.

The members of the Committee shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee and may be removed by the Board at any time. A majority of the members of the Committee shall constitute a quorum.

Members of the Committee must be financially literate as the Board interprets such qualification in accordance with applicable Canadian and U.S. securities legislation and regulations, as well as the New York Stock Exchange (“NYSE”) standards relating to corporate governance and Nasdaq Capital Market (“Nasdaq”) standards relating to corporate governance.

No member of the Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board determines that such simultaneous service would not limit or impair the ability of such members to effectively serve on the Committee. The basis for such determination shall be disclosed as required by law or stock exchange regulation.

- iv -

The Committee has at all times a direct line of communication with the internal auditors and the Auditors.

3	Meetings of the Audit Committee

The Committee shall meet as many times as the Committee deems necessary to carry out its duties effectively, but not less frequently than four times per year. The Committee will meet with management, the Corporation’s internal auditors and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Board, or failing such selection, the members of the Committee, shall select a chair who will preside at each meeting of the Committee.

The chair of the Committee shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee on a timely basis in advance of such meeting.

The Corporation’s internal auditors shall attend any meeting when requested to do so by the chair of the Committee.

4	Responsibilities of the Committee

The Committee shall have the following responsibilities:

(a)	With respect to the Auditors

•

Be directly responsible for the appointment, compensation, retention (including termination) and oversight of the work of any independent registered public accounting firm engaged by the Corporation (including for the purposes of preparing or issuing an audit report or performing other audit, review or attestation services or other work for the Corporation and including the resolution of disagreements between management and the Corporation’s independent registered public accounting firm regarding financial reporting) and ensure that such firm shall report directly to it; recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Corporation at the Corporation’s annual meeting, the remuneration to be paid to the Auditors for services performed during the preceding year; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable. The Committee shall have the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of compensation to the Auditors retained to advise the Committee and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

•	Review the Auditor’s audit plan with the Auditor and management and approve the scope, extent and schedule of such audit plan.

•	Review on an annual basis the performance of the Auditors, including the lead audit partner.

•	Take reasonable steps to confirm the independence of the Auditors, which include:

- v -

○

Reviewing the annual written statement of the Auditors regarding all of their relationships with the Corporation and discussing any relationships or services that may impact on their objectivity or independence;

○

Approving and overseeing the disclosure of all audit services provided by the external advisors to the Corporation or any of its subsidiaries, pre-approving all non-audit services provided by the Auditors and, exceptionally, approving and overseeing the disclosure of permitted non-audit services to be performed by the Auditors; and

○	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

•

Review and approve any disclosures required to be included in periodic reports under applicable securities laws, rules and regulations and stock exchange and other regulatory requirements with respect to non-audit services.

•	Consider the tenure of the lead audit partner on the engagement in light of applicable securities laws, stock exchange or applicable regulatory requirements.

•	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, rules and regulations and stock exchange or other regulatory requirements.

•	Review and approve policies for the hiring of employees, partners, former employees or former partners of the Auditors or the Corporation’s former independent auditors.

(b)	With respect to accounting and financial reporting

•

Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Corporation’s annual audited financial statements and accompanying notes, the Auditors’ report thereon and the related press release, including disclosures made in management’s discussion and analysis, and obtain explanations from management on all significant variances with comparative periods, prior to recommending approval by the Board and the release thereof.

•

Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Corporation’s interim and annual financial statements (and the interim or annual profit or loss press release associated therewith), management’s discussion and analysis and the Auditor’s review thereof, before recommending the approval by the Board and the release thereof.

•

Be satisfied that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of these procedures.

•

Review with management and the Auditors the quality and not just the acceptability of the Corporation’s accounting policies and any changes that are proposed to be made thereto, including: (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the Auditors’ preferred treatment, and (iii) any other material communications with management with respect thereto, and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

- vi -

•	Discuss with the Auditors the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit.

•

Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

(c)	With respect to risk management and internal controls

•

Take all reasonable measures to ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems. In consultation with the Auditors and the internal audit group, review the adequacy of the Corporation’s internal controls and its procedures designed to ensure compliance with laws and regulations, and any special audit steps adopted in light of material control deficiencies.

•

Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation with respect to any matter, including accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Corporation of concerns respecting any aspect of the Corporation’s business, including questionable accounting or auditing matters.

(d)	With respect to the internal auditors

•	Monitor the qualifications of the internal auditors.

•

Maintain a direct report relationship with the internal auditors and review: (i) the internal control reports prepared by management, including management’s assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting; and (ii) the performance of the internal auditors on an annual basis.

•	Review the internal audit plan periodically and monitor its execution.

(e)	With respect to the Committee

•

Review and assess annually its own performance and the adequacy of this Charter and recommend to the Nominating and Corporate Governance Committee any changes to this Charter deemed appropriate by the Committee.

In fulfilling its duties and responsibilities under this Charter, the Committee will be entitled to reasonably rely on (a) the integrity of those persons within the Corporation and of the professionals and experts (such as the Auditors) from which it receives information, (b) the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts, and (c) the representations made by the Auditors as to any services provided by it to the Corporation.

- vii -

5	Reporting

The chair of the Committee reports regularly to the Board on the business of the Committee as well as at such time and in such manner as the Board may otherwise require.

The Committee shall review with the full Board any issues that have arisen with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Corporation’s financial and accounting group.

6	Retention of Independent Advisors

In performing its responsibilities, the Committee may, as required and subject to advising the chairman of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

7	Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

•	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

•	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

•

The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012;

•

The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013; and

•	The Financing Support Agreement dated December 15, 2015 among the Corporation and Rio Tinto plc.

Nothing contained in this Charter is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Committee.

SCHEDULE B

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

Ag: silver. A metal element of economic interest.

albite: a triclinic mineral of the feldspar group. A member of the plagioclase and the alkali feldspar series. A common rock-forming mineral in granite, intermediate to felsic igneous rocks, low-temperature metamorphic rocks, and hydrothermal cavities and veins.

anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

Au: gold. A metal element of economic interest.

augite: a monoclinic mineral of the pyroxene group. It appears dark-green to black with prismatic cleavage. It is a common rock-forming mineral in igneous and metamorphic rocks.

basalt: a dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes). It is composed chiefly of calcic plagioclase and clinopyroxene. Nepheline, olivine, orthopyroxene, or quartz may be present in the rocks.

biotite: a monoclinic mineral of the mica group. It is dark brown, dark green, black and is a common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

bornite: an isometric mineral which is metallic. It appears brownish bronze tarnishing to iridescent blue and purple. It is a valuable source of copper.

chalcocite: a form of copper mineral ore that generally contains a high copper content.

chalcopyrite: a form of copper mineral ore that generally contains a low copper content.

colluvial talus: a sloping mass of earth material that has accumulated at the base of a hill, through the action of gravity.

concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.

concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

covellite: a supergene mineral found in copper deposits; a source of copper.

Cu: copper. A metal element of economic interest.

CuEq: a copper equivalent grade, calculated using assumed metal prices for copper, gold and, where applicable, molybdenum.

- ii -

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.

dacite: a light gray volcanic rock containing a mixture of plagioclase and other crystalline minerals in glassy silica, similar in appearance to rhyolite.

dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

DWT: deadweight tonnage; a measure of how much a ship is carrying or can carry.

fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.

feasibility study: a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

fold: a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage. A fold is a product of deformation, although its definition is descriptive and not genetic and may include primary structures.

g: SI unit symbol for gram (one one-thousandth of a kilogram).

gangue: valueless rock or mineral in ore.

granodiorite: a group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite, containing quartz, plagioclase (oligoclase or andesine), and potassium feldspar, with biotite, hornblende, or, more rarely, pyroxene, as the mafic components.

g/t: grams per tonne.

Ha: SI symbol for hectare.

hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

- iii -

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an Indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

IP: induced polarization.

km: SI unit symbol for kilometre.

koz: thousand ounces.

ktpd: thousand tonnes per day.

lb: pound (mass).

leach: to dissolve minerals or metals out of ore with chemicals.

lithology: the general physical characteristics of rocks in a particular area.

m: SI unit symbol for metre.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

mineral project: any exploration, development or production activity, including a royalty or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

mineral reserve: the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated.

mineral resource: is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable

- iv -

prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Mlb: million pounds.

mm: SI symbol for millimetre.

Mo: molybdenum. A metal element of economic interest.

modifying factors: considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

monzodiorite: a coarse-grained igneous rock consisting of essential plagioclase feldspar, orthoclase feldspar, hornblende, and biotite, with or without pyroxene.

Moz: million troy ounces.

Mt: million tonnes.

muscovite: a monoclinic mineral of the mica group. It is a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites.

oz: troy ounce (mass).

porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) set in a fine-grained ground mass.

ppm: parts per million.

preliminary economic assessment: means a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

preliminary feasibility study and pre-feasibility study: a comprehensive study of the of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

probable mineral reserve: the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve and proved mineral reserve: the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

- v -

pyrite: an isometric mineral. It is an accessory in igneous rocks, and in metamorphic rocks, in sedimentary rocks including coal seams and is a source of sulphur which may have included gold.

pyroclastic: produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

qualified person: an individual who:

(a)	is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining;

(b)

has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice;

(c)	has experience relevant to the subject matter of the mineral project and the technical report;

(d)	is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has amembership designation that

(i)	requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and

(ii)	requires

A.	a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or

B.	a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

quartz: a general term for a variety of cryptocrystalline varieties of silica.

RC: reverse circulation method of drilling.

rhyolite: a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass and also refers to any rock in that group. Rhyolite grades into rhyodacite with decreasing alkali feldspar content and into trachyte with a decrease in quartz.

seismicity: measure of frequency and magnitudes of earthquakes in a given area.

sericite: a white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (esp. in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

- vi -

shear zones: volumes of rock deformed by shearing stress under brittle-ductile or ductile conditions, typically in subduction zones at depths down to 10-20 km.

stratigraphic sequence: a chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption.

strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.

sulphides: compounds of sulphur with other metallic elements.

supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

t: metric tonne (1000kg).

tailings: the gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

technical report: a report prepared and filed in accordance with this Instrument and Form 43-101F1 technical report that includes, in summary form, all material scientific and technical information in respect of the subject property as of the effective date of the technical report.

tpd: tonnes per day.

tuff: consolidated pyroclastic rocks.

vein: a zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock. It includes all deposits of mineral matter found through a mineralized zone or belt coming from the same source, impressed with the same forms and appearing to have been created by the same processes.

SCHEDULE C

DEPLETION FROM THE MINERAL RESERVE TO DECEMBER 31, 2016

For information purposes the following tables showing the depletion from the mineral reserve to 31 December 2016 have been included:

Depleted Oyu Tolgoi Mineral Reserve, December 31, 2016

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Oyut
Proven	333	0.53%	0.35	1.38	3,007	2,552	10,914
Probable	579	0.39%	0.23	1.10	3,880	2,998	15,165
Oyut (Proven + Probable)	912	0.44%	0.28	1.20	6,887	5,550	26,079
Hugo Dummett
Probable (Hugo North – OT LLC)	464	1.66%	0.34	3.37	15,592	4,199	43,479
Probable (Hugo North – EJV)	35	1.59%	0.55	3.72	1,121	517	3,591
Hugo North Mineral Reserve (Probable)	499	1.66%	0.35	3.40	16,713	4,716	47,070
Oyu Tolgoi All Deposits Mineral Reserve
Proven	333	0.53%	0.35	1.38	3,007	2,552	10,914
Probable	1,078	0.98%	0.29	2.16	20,593	7,715	62,235
Total Mineral Reserve (Proven + Probable)	1,411	0.87%	0.30	1.98	23,600	10,266	73,149

Notes:

1.

Metal prices used for calculating the financial analysis are as follows: long-term copper at US$3.00/lb; gold at US$1,300/oz; and silver at US$19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at US$3.01/lb; gold at US$1,250/oz; and silver at US$20.37/oz.

3.

The Net Smelter Return (NSR) is used to define the mineral reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in US$/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at US$8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at US$7.25/t and the underground (including some mining costs) costs were based on US$15.34/t.

4.

For the underground block cave, all mineral resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.	The Oyut open pit mineral reserves are the mineral reserves in the pit at 31 December 2016 after

- ii -

depletion of the 31 December 2015 mineral reserve mined during 2016. The mineral reserves do not include stockpiles as at that date.

6.	For Oyut, only measured mineral resources were used to report proven mineral reserves and only indicated mineral resources were used to report probable mineral reserves.

7.	For Hugo North, measured and indicated mineral resources were used to report probable mineral reserves.

8.

EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth. See Section – “Description of the Business – Joint Venture Licenses” of this AIF.

9.	The mineral reserves reported above were not additive to the mineral resources.

10.	Totals may not match due to rounding.

11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).

Oyu Tolgoi Mineral Reserve Depletion to December 31, 2016

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Oyut
Proven	19	0.75%	0.44	1.73	260	223	923
Probable	19	0.51%	0.21	1.51	178	105	812
Oyut (Proven + Probable)	39	0.63%	0.32	1.62	438	328	1,735
Hugo Dummett
Probable (Hugo North – OT LLC)	—	—	—	—	—	—	—
Probable (Hugo North – EJV)	—	—	—	—	—	—	—
Hugo North Mineral Reserve (Probable)	—	—	—	—	—	—	—
Oyu Tolgoi All Deposits Mineral Reserve
Proven	19	0.75%	0.44	1.73	260	223	923
Probable	19	0.51%	0.21	1.51	178	105	812
Total Mineral Reserve (Proven + Probable)	39	0.63%	0.32	1.62	438	328	1,735

Notes:

1.	Depletion is a result of production to December 31, 2016

2.	Totals may not match due to rounding.